As filed with the Securities and Exchange Commission on November 23, 2005.

                           File No. 000-51232

                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C. 20549

                            FORM 10-SB/A-3

           GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                           BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       VALLEY HIGH MINING COMPANY

             (Name of Small Business Issuer in its charter)


               Nevada                                    68-0582275
      --------------------------------             ----------------------
      (State or other jurisdiction of                (I.R.S. Employer
       incorporation or organization)                 Identification No.)


      3098 South Highland Drive, Suite 323
      Salt Lake City, Utah                              84106-6001
      ------------------------------------        ----------------------
      (Address of principal executive offices)           (Zip Code)


                          (801) 467-2021
     ---------------------------------------------------
     (Registrant's telephone number, including area code)


  Securities to be registered under Section 12(b) of the Act:


         Title of each class      Name of each exchange on which
         to be so registered      each class is to be registered

               N/A                           N/A


  Securities to be registered under Section 12(g) of the Act:

    Common Capital Voting Stock, $.001 par value per share

                       (Title of Class)

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                              TABLE OF CONTENTS
                                                                 PAGE
                                                               --------

          Risk Factors . . . . . . . . . . . . . . . . . . . .     3

                         PART I

ITEM 1.   Description of Business. . . . . . . . . . . . . . . .  14

ITEM 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . .    29

ITEM 3.   Description of Property. . . . . . . . . . . . . . .    41

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . .    45

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . .    46

ITEM 6.   Executive Compensation . . . . . . . . . . . . . . .    48

ITEM 7.   Certain Relationships and Related Transactions . . .    49

ITEM 8.   Description of Securities. . . . . . . . . . . . . .    50

                            PART II

ITEM 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . .    51

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . .    52

ITEM 3.   Changes in and Disagreements with Accountants. . . .    53

ITEM 4.   Recent Sales of Unregistered Securities. . . . . . .    53

ITEM 5.   Indemnification of Directors and Officers. . . . . .    54

                            PART F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . .    F-1

                            PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . .    55

ITEM 2.2  Description of Exhibits. . . . . . . . . . . . . . .    55

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . .    56

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                         RISK FACTORS

Any person investing or considering investing in the securities of Valley High Mining Company ("Valley High" or "Company") should consider the following material risks before an investment is made in us. If any one or more of these risks happen, Valley High's business, results of operations, or financial condition may be significantly impaired or otherwise adversely affected. There may also be a concomitant adverse effect on the value of the securities of Valley High and anyone investing or seeking to invest in Valley High's securities may lose part or all of his or her investment.

In general, these material risks include but are not limited to, our limited operating history, our limited capital and need for a mineral exploration partner or joint venturer to finance and supervise a bona fide mineral exploration program, the relative inexperience of management in the precious metals exploration industry, our ability or inability to promote and explore our mineral claims (the "North Beck Claims"), the cost of exploration of the North Beck Claims (costs which include cleaning and dewatering of old mine workings and drilling for favorable or prospective mineralization), regulation of the mining industry as a whole, environmental concerns and compliance costs with respect to mineral exploration activities (the costs of which cannot be determined or assessed at any one time), our dependence upon outside mining or other experts, our dependence on the price of silver, gold and other precious metals, our ability or inability to locate and consummate business opportunities that would be in the best interests of the shareholders, competition from other or similar companies and businesses looking for the same or similar partnerships and joint venture relationships, and, general economic conditions.

We need mining partners and joint venturers to pursue our business plan and have no revenues at this time nor do we anticipate having any in the near future. Non-arms length transactions with related parties have occurred relative to our mineral claims and may occur in the future. Most importantly, Valley High does NOT anticipate paying any dividends on its common stock.

Investment in Valley High's securities should be considered highly speculative. We have no recent operating history and are subject to all of the risks inherent in developing a business enterprise. Reference is made to each of the following enumerated and material risk factors.

Because our securities involve a high degree of risk, the reader is cautioned to carefully read this third amended registration statement on Form 10-SB/A-3 in its entirety and to consider all of the factors and financial data that are disclosed in this document, in particular, the specific material risk factors described below. The following constitutes an effort to itemize the material risk factors involving us and our minerals exploration endeavors. The following is a list of all the material risks that we are aware of and that are involved in investing in Valley High.

1. EXPLORATION STAGE COMPANY/LACK OF RECENT OPERATING HISTORY OR RESULTS. Valley High is an exploration stage company. An exploration stage corporation is one engaged in the search for mineral deposits (reserves) which are not in either the development or production stage. Although formed in 1979, Valley High has not actively engaged in any mining or energy-related activities since the mid-1980's when it exhausted the funds it had raised in a public offering it undertook in 1980. Instead, all of our recent activities have been related to reemergence from a dormant stage, restructuring, recapitalization, changing our domicile to Nevada, and our subsequent acquisition, by lease agreement, of the North Beck Mining Claims located in the Tintic Mining District of Juab County, Utah. Businesses that are starting up or in their initial stages of development present substantial business and financial risks and suffer significant losses from which they may not recover. Valley High will face all of the challenges of a new business enterprise. Because we are in the exploration stage, there is little, if any, history on which to judge our financial condition or potential success.
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Valley High has had no recent operating history as a mineral exploration company; therefore, it is dependant on new management for the implementation of its new business plan. Valley High will likely rely on consultants and independent contractors in its exploratory stages to implement its business plan. These stages will include two separate and distinct Phases of operation identified in our Plan of Operation below, staking, evaluation, permitting or licensing, and assessment activities. If and when funding for these purposes becomes available, if it does, these stages will also include cleaning and dewatering old mine workings in order to conduct sampling and assaying, not to mention possible drilling in old shafts and stopes (i.e., underground lateral tunnels), all in anticipation of locating favorable or prospective mineralization.

2. WE HAVE NO CURRENT MINERAL EXPLORATION OPERATIONS OF ANY KIND AND DO NOT INTEND TO ENTER INTO THE MINE MANAGEMENT BUSINESS. Currently, we have no actual exploratory or other mineral exploration operations of any kind other than our current engaging in the necessary "prep" work required by us to be in a position to approach joint venture partners with a written exploration plan or proposal. Furthermore, because of the current lack of funding necessary to engage in an actual drilling exploration program, we have no immediate plans or other ability to implement and carry out any specific drilling exploratory activity. At such time as we do, if we do, and if partnership or joint venture resources become available for such purpose, we will assume all of the risks and liabilities of any enterprise engaging in mineral exploration activity, activity that is highly risky, expensive and inherently dangerous. These risk factors include but are not limited to the multitude of risk factors set forth and described herein below. In this regard, special reference is made to Risk Factor Nos. 4, 5, 7, 17, and 19 below. In addition, current management, who lacks direct mineral exploration experience, does NOT intend to have us enter into the mine or minerals exploration management business and if partnership resources do become available for the implementation of a mineral exploration program on the North Beck Claims and, in particular, with respect to our Sacramento and North Beck Mines, we will rely on other mineral and mining experts and their employees and advisors or consultants to carry out and implement such a program.

3. NO ASSURANCE CAN BE GIVEN THAT A COMMERICALLY VIABLE MINERAL DEPOSIT EXISTS ON THE NORTH BECK CLAIMS ACQUIRED BY THE COMPANY BY LEASE AGREEMENT. As disclosed further below, our only mineral property consists of the North Beck Claims located adjacent to the town of Eureka, Utah, mineral claims acquired by us last year by Lease Agreement (a description of the terms and conditions of such Lease is further described below and also in a full copy of the same which is attached as an exhibit to our initial registration statement). Because of the lack of recent exploratory activity and other meaningful or recent geologic information concerning the North Beck Claims, we can make NO assurance whatsoever that a viable mineral deposit of any kind exists on the North Beck Claims.

4. INHERENT RISKS OF MINERALS EXPLORATION/MINERAL EXPLORATION IS HIGHLY SPECULATIVE, EXPENSIVE AND FREQUENTLY NON-PRODUCTIVE. Though we currently lack the funding and other resources necessary to implement a mineral exploration program, the reader or investor should know that if we do obtain sufficient resources for such purposes, mineral exploration has many significant and inherent risks, any one of which may prevent ultimate success, not the least of which is the fact that significant mineralization may not be encountered. Not only is mineral exploration highly speculative in nature, it is also hazardous and frequently or often nonproductive.
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Such risks may be considerable and may add unexpected expenditures or delays in our plans. There can be no assurance that Valley High's mineral exploration activities, if and when undertaken, will be successful or fruitful or that the North Beck Claims will have the type of favorable or prospective mineralization that would lead to the further development of such mineral claims.

Mineral exploration activity is also subject to a number of specific hazards including rock falls, subsidence, cave-ins, flooding and other weather conditions. Insurance for some or all of these hazards may be too expensive or not available. Exploratory activities can also be affected by unanticipated changes in permitting requirements, environmental factors, changes in law, work interruptions, operating circumstances beyond anyone's control, lawsuits, unexpected changes in the quality or quantity of reserves, unstable or unexpected ground conditions and other technical issues or problems. As a consequence, if exploration funding is obtained, Valley High may have to bear additional unforeseen and extraordinary costs and expenses. No assurance can be given that Valley High will obtain the funding and resources necessary to engage in the actual exploration of the North Beck Claims, let alone that we will have the financial resources or insurance in the event that the hazards and risks inherent in mineral exploration befall us.

5. LACK OF SUFFICIENT CAPITAL TO EXPLORE OUR MINERAL CLAIMS OR TO CONTINUE INDEFINITELY AS A REPORTING COMPANY. Valley High's management has reactivated the Company and is voluntarily registering its common stock with the Commission so that comprehensive and current information on us will be more readily available to a prospective investor, partner, joint venturer or lender. The cost of becoming a reporting company is not insubstantial and the cost of continuing to file all necessary reports with the Commission and obtain the necessary audits and other accountings will continue to drain the our capital reserves. As of the date of this third amended registration statement, we had approximately $90 in our bank checking account. It is difficult to predict how long into the future we can continue to maintain our reporting obligations, though we have lawfully obligated ourselves to do so. Because our president is an attorney and is able to assist us in the preparation and filing of our annual and quarterly reports on Forms 10-KSB and 10-QSB, respectively, we do not believe this continued annual cost will be substantial. Because we currently have no income or capital reserves, our sole officer and director has also committed himself to advancing whatever money is necessary to keep us current in our reporting obligations, as those debts become due, through at least the ensuing three (3) years after this registration statement becomes effective. In the event that our sole officer and director decides not to continue to advance us the necessary funds after this period, we will have to consider other alternatives, including voluntarily withdrawing our reporting status by filing a Form 15 with the Commission.

We currently lack the capital resources to implement and carry out a full fledged mineral drilling exploration program on our claims, though we do have, or will have, the capital to carry out the work sequences, milestones and Phases that we describe in the Plan of Operation section below. These work sequences, milestones and Phases constitute our business plan for the time being. Our business plan involves a desire to be in the best position possible in order to attract a mineral exploration partner for the purpose of exploring
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the North Beck Claims that we acquired by lease agreement on April 19, 2004 for possible favorable or prospective silver, and possibly gold, mineralization. We cannot provide any assurance that commercial quantities of any such mineralization exist nor that we will obtain the future capital necessary to commence, let alone complete, a mineral drilling exploration program or, for that matter, that we will obtain future capital beyond what is necessary to maintain our reporting obligations, or if so, that the amount raised or obtained will be sufficient to establish us as a going concern.

6. LACK OF REVENUE/ NEED FOR CAPITAL AND FINANCING TO BE PROVIDED BY AN EXPLORATION JOINT VENTURER OR PARTNER. In order to carry out and implement an exploratory drilling program on our mineral claims, we need additional capital and funding because currently, we have no revenues or capital reserves. Substantial capital expenditures are required to obtain the necessary permits and to then engage in the drilling activity necessary to explore the North Beck or any other mineral claims. Currently, we lack the capital and funding to engage in and carry out any such endeavor on our own. We need others for this purpose. Valley High also lacks royalty interests in any mineral production or properties and therefore, it lacks any direct income from any operations.

While Valley High intends to seek out prospective partners who will provide funding on an on-going basis, there can be no assurance that such sources or partners can be found, or that if available, the terms of entering into agreements with such persons or entities will be commercially acceptable or viable. Our lack of revenue detrimentally affects our plans and progress simply because we need a minerals exploration partner to both fund and oversee exploration operations and activities.

Valley High has limited capital and needs substantial additional financing or funding from strategic partners to implement a mineral exploration program on the North Beck Claims. We will require substantial amounts of additional capital from prospective minerals exploration partners in order to pursue and to carry out an exploration program as intended. No assurance can be given that the necessary partner and joint venture relationships necessary to undertake and implement our business plan will be obtained. Having said this, however, it is noteworthy that the prices of precious metals have improved dramatically over the last year and a half. Furthermore, the EPA, which was conducting clean-up operations in the Eureka, Utah, area, near our mineral claims, is completing its operations. We believe that these two factors greatly enhance the prospects of attracting a joint venture partner, certainly more than in recent years past.

While it is our intention to obtain the necessary funding or financing from a joint venturer or minerals exploration partner, we can give no assurance that we will in fact be able to attract and eventually enter into a written agreement with any such minerals exploration partner or joint venturer. In such event, we will not be able to pursue our ultimate business plan, which is to explore the North Beck Claims.

Because of management's lack of mineral exploration experience, we do NOT intend to raise the necessary capital on our own to embark upon an exploratory drilling program. That is to say, we have no intention of offering or selling any of our securities, including the issuance of any debt instruments, for any such purpose.
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7. REGULATORY AND ENVIRONMENTAL CONCERNS. Environmental and other government regulations at the federal, state and local level pertaining to our business and current mineral claims may include: (a) surface impact; (b) water acquisition and treatment; (c) site access; (d) reclamation; (e) wildlife preservation; (f) licenses and permits; and (e) maintaining the environment. Regulatory compliance in the mining industry is complex and the failure to meet and satisfy various requirements can result in fines, civil or criminal penalties or other limitations. Assuming that Valley High acquires or obtains the money and funding necessary to implement a bona fide exploration program, Valley High will be subject to regulation by numerous federal and state governmental authorities, but most importantly, by the federal Environmental Protection Agency (EPA), the federal Bureau of Land Management (BLM), and a host of comparable or corollary state agencies such as the Utah Department of Oil, Gas and Mining (DOGM). The failure or delay in obtaining regulatory approvals or licenses will adversely affect Valley High's ability to explore its mineral claims and otherwise carry out its business plan.

8. DEPENDENCE ON RETENTION AND ATTRACTION OF KEY PERSONNEL. Valley High's future success will depend, in large part, on our ability to retain and attract highly qualified personnel, and to provide them with competitive compensation arrangements, equity participation and other benefits. Once it becomes necessary, there is no assurance that we will be successful in retaining or attracting highly qualified individuals in key management positions. The Company does NOT currently employ any highly qualified personnel in mineral exploration; however, at such time as it becomes necessary and we have the financial capability to do so, we intend to do so. We do have a geologist/environmental engineer that we are relying on to assist us in completing our Phases of operation (see our Plan of Operation below) that will enable us to implement our business plan and it is intended that such person is and shall be paid in cash, not on a contingency or other basis.

9. CURRENT RELIANCE OR DEPENDENCE UPON DIRECTORS AND OFFICERS/LACK OF KEY MAN INSURANCE. At present, we are wholly dependent upon the personal efforts and abilities of our singular officer and director, a person who exercises control over our day-to-day affairs. As set forth above, we are also reliant upon this same officer and director to financially carry us through at least the next three (3) years in our reporting obligations.

Though Valley High's current sole officer and director lacks experience and education in the mining industry, we depend on current management to continue us as a going concern and to pursue and carry out our various work sequences and milestones comprising our two distinct Phases of operation, all of which are identified in our Plan of Operation below. Though this individual is not an expert in mineral exploration and has never been employed by a mining or mineral exploration company, his loss may potentially have an adverse impact on our future, particularly when he, indirectly, is our largest stockholder and is committed to paying our bills for at least the next three (3) years. Nonetheless, we do not believe the loss of our current sole officer and director justifies the purchase of key man insurance, even assuming that we could afford it, which we cannot at this time.

10. INDEMNIFICATION OF OFFICERS AND DIRECTORS. Valley High's Articles of Incorporation and Bylaws authorize us to indemnify any director, officer, agent and/or employee against certain liabilities. At the same time, we may purchase and maintain insurance on behalf of any such persons whether or not we would have the power to indemnify such person against the liability insured against. Indemnifying and/or insuring officers and directors from the increasing liabilities and risks to which such individuals are exposed as a result of their corporate acts and omissions could result in substantial expenditures by Valley High, while preventing or barring any recovery from such individuals for the possible losses incurred by us as a result of their
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actions. Be this as it may, the Commission, including state regulatory authorities, takes the position that indemnification against securities violations is against public policy as expressed in the 1933 Act, as amended, and, therefore, any such indemnification is unenforceable with respect to any claim, issue, question, or matter of liability touched upon by anything within the purview of federal and state securities laws and regulations. Even assuming that we could afford it, which we cannot at this time, we have no plans to obtain any officer or director (D&O) liability insurance.

11. NO DIVIDENDS. Holders of our common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. To date, Valley High has NOT paid, and will not likely pay, any cash dividends. The Board does NOT intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in our business operations. Even if the Board desired to declare any dividend, our ability to do so would very likely be restricted because we are seeking, or will be seeking, outside financing and financing covenants generally prohibit such declarations.

Valley High has never paid any dividends and does not intend to do so in the future unless circumstances warrant such. Any such circumstances do not currently exist.

12. PREEMPTIVE RIGHTS, CUMULATIVE VOTING AND CONTROL. In accordance with our Articles of Incorporation and the laws of Nevada, there are no preemptive rights in connection with our common stock. That is to say, no shareholder has the right to acquire stock from us on any set of terms before that same stock is offered to another person. In addition, cumulative voting in electing directors is NOT provided for. Accordingly, the holder(s) of a majority of our outstanding shares, present in person or by proxy, will be able to elect all of our directors.

13. LACK OF TRADING MARKET FOR OUR COMMON STOCK/RISK THAT A TRADING MARKET MAY NOT DEVELOP (OR POTENTIAL ILLIQUID MARKET IF IT DOES). Since the early 1990's and through the present date, no market existed, or presently exists, for our common capital stock. During the 1980's, we were quoted on the Pink Sheets published by National Quotation Bureau, LLC. At such time as we obtain "reporting" status, we intend to apply, through a licensed and registered securities broker-dealer, to National Association of Securities Dealers, Inc.
(NASD) for an Over-the-Counter Bulletin Board (OTCBB) symbol. If and when this occurs and assuming that we indeed obtain such a symbol, management believes that the market price for shares of our common stock may likely be volatile and otherwise trade at a large spread between the bid and asked prices. To be sure, numerous factors beyond a company's control may have significant impact, from time to time, on the price of its common stock, with adverse consequences. Though our stock is not as yet trading, stock markets generally experience extreme price and volume fluctuations that can, and do, greatly affect the stock trading of "small capital" or Penny Stock companies such as Valley High. These fluctuations often are unrelated to the operating performance of the company itself. Further, in conjunction with existing economic and political conditions, all such factors and uncertainties, including others, may adversely affect the market price of our common stock.

14. RISKS OF PENNY STOCKS GENERALLY/BROKER-DEALER REQUIREMENTS INVOLVING PENNY STOCKS MAY AFFECT TRADING AND LIQUIDITY. Our common stock is considered to be a "penny stock" because it meets one or more of the definitions in Exchange Act Rule 3a51-1. These include but are not limited to the following: (i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is
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NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the
NASD's automated quotation system (NASDAQ), or even if so, has a price less than five dollars ($5.00) per share; OR (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis. See the following risk factor in the paragraph immediately below.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.

Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Commission Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements. Compliance with the foregoing requirements may make it more difficult for investors in our stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise. See also Item 8 of Part I below titled "Description of Securities."

15. POTENTIAL FUTURE STOCK ISSUANCES; DILUTION. It is not now known what stock issuances we might find advisable or otherwise be required to undertake in the future, issuances that would substantially dilute existing shareholders. The potential impact or significance of any future stock issuance of "restricted" shares is as follows: under Rule 144 of the General Rules and Regulations of the Commission a person (or persons whose shares are aggregated) who has satisfied a one (1) year holding period, may sell within any three month period, an amount of shares which does not exceed the greater of one percent (1%) of the then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits the sale of shares, under certain circumstances, without any quantity limitation, by persons who have not been affiliates of the issuer within the preceding three months and who have beneficially owned the shares for a minimum period of two (2) years. Hence, the possible sale of the restricted shares issued and outstanding may, in the future, dilute the percentage of free-trading shares held by a shareholder or subsequent purchaser of our securities in the market, and may have a depressive effect on
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the price of our securities. Further, such sales, if substantial, might also adversely affect our ability to raise additional equity capital in the future. In addition to the foregoing, a secondary public offering and consequent issuance of additional securities would also have a dilutive effect on the holdings of existing shareholders and would otherwise, more than likely, have a depressive effect on the market price of our common stock. At this time, we have NO plans to engage in any public offering of its securities. See Risk Factor above titled "NEED FOR ADDITIONAL CAPITAL AND FINANCING."

At such time as we are successful in implementing our business plan or we otherwise find a mineral exploration partner, joint venturer or lender, it is almost certain that additional shares will be issued and that current shareholders will be substantially diluted. It is also possible that a reverse split of our shares will be effectuated in the future though there are NO plans whatsoever at the present time to undertake any such action and we are not presently aware of any circumstances that would dictate such a course of action.

16. COMPETITIVE CONDITIONS IN THE INDUSTRY. Mining companies of all kinds compete to obtain favorable mineral properties and to evaluate exploration prospects for drilling, exploration, development, and eventual mining. Valley High faces competition from other similarly situated junior mining companies similarly interested in acquiring mineral properties worthy of exploration for favorable or prospective silver, gold, copper and other mineralization, companies that have substantially more capital or access to the capital markets than Valley High. This includes other mining companies either operating, or considering operating, in the Tintic Mining District or who own properties within the Tintic Mining District of Juab County, Utah, where the North Beck Claims are located.

We are unable to ascertain the exact number of competitor companies, or whether or when such competitors' competitive positions could improve. Thus, Valley High may be unable to acquire or explore other attractive mineral properties on terms acceptable to management. Accordingly, such competition, although customary in the mining industry, could result in delays, increased costs, or other types of adverse consequences affecting Valley High.

17. CURRENT MANAGEMENT'S LACK OF EXPERIENCE IN AND/OR WITH MINING AND, IN PARTICULAR, MINERAL EXPLORATION ACTIVITY. Valley High's current and only officer and director has never been employed in the mining industry or in mineral exploration activity. Also, he lacks an education or college or university degree in mining or geology or in a field related to mining or mineral exploration. More specifically, our management lacks technical training and experience in or with mineral exploration. With no direct training or experience in these areas, management may not be fully aware of many of the specific requirements related to mineral exploration, let alone the overall mining industry as a whole. For example, management's decisions and choices may fail to take into account standard engineering and other managerial approaches that other mineral exploration companies commonly or generally use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to our management's future possible mistakes, lack of sophistication, poor judgment or lack of experience in this particular industry. See the section below titled "MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF TINTIC GOLD MINING COMPANY." As a result, if we do obtain the funding or other means to implement a bona fide mineral exploration program, such program will be implemented and carried out by joint venturers, partners or independent contractors who would have the requisite mineral exploration experience and know-how that we currently lack. See Risk Factor 19 below.
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18. ABILITY TO SATISFY DEBT INCURRED BY THE COMPANY. Valley High is incurring debt to an officer who has committed himself to loaning or advancing us sufficient funds necessary to remain current in our reporting obligations. At the same time, the Company has no history of operations on which anyone can determine whether it will ever have the ability to repay the money so borrowed or advanced.

19. FUTURE NEED TO RELY ON OTHERS AND OTHER EXPERTS. Assuming we become financially able to initiate exploration activities, Valley High will have to rely on others to perform such exploratory services, with all the inherent and attendant risks of employing others for important, if not dangerous, functions. No assurance can be given that we will be able to locate contractors with which we will work, within acceptable fee arrangements, or that these persons or entities will be competent. At the same time, no assurance can be given that such persons, if any, will have the experience and skill necessary to successfully execute and carry out our proposed business plan. This is not to ignore that Valley High may also be at risk for any violations of the law committed by those persons, their employees or any contractors we would use or hire to conduct staking, drilling, testing, and other exploratory work.

20. AUDITOR'S GOING CONCERN OPINION. Our auditors have expressed substantial doubt about our ability to continue as a going concern. Continuation of us as a going concern is dependent upon obtaining additional working capital for future planned activity. Management is developing a strategy, which we believe will accomplish this objective through additional equity funding and long term financing, particularly now that the prices of precious metals have drastically improved in the last year compared to prior years and now that the Environmental Protection Agency (EPA) has completed, or is in the process of completing, a Super-Fund clean-up project in the Tintic Mining District near where our mineral claims are located.

21. OFFICERS AND DIRECTORS WILL NOT BE DEVOTING FULL TIME TOWARDS VALLEY HIGH'S BUSINESS AND AFFAIRS. Valley High's current singular officer and director has other full time employment as more particularly disclosed in Part I, Item 5 of this document. As a consequence, he can only devote a minimal or nominal amount of time to us and our affairs; this officer and director intends to only devote between 1% and 10% of his monthly time and energy to the business and affairs of Valley High. We suspect, though we are not certain, that this will involve approximately 5 to 10 hours per week of this officer and director's time. Much of the time spent will also depend upon how our business plan and our ability to attract interest in our mineral claims unfolds, something that cannot be predicted with any certainty or accuracy at this time.

     RISK FACTORS RELATED TO THE NORTH BECK MINING CLAIMS

1. ABSENCE OF RECENT MINERAL EXPLORATION ACTIVITY AND ABSENCE OF DATA CONCERNING PAST MINING OR EXPLORATION ACTIVITY. There have been no significant mining-related activities on the North Beck Claims since the 1950's, except for limited assessment and exploration work done during the late 1980's and early to mid-1990's by two unaffiliated lessees of our Claims. This absence of mineral exploratory activity in such a long time means that data and other information concerning our Claims and what was discovered in the Sacramento and North Beck Mines is unavailable or unknown at the present time, if not simply non-existent. While we are making considerable effort to locate this information, the current absence of recent data and information more than likely makes it more difficult to attract the type of joint venture partner necessary to finance a mineral exploration program.
                                11
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2. RELIANCE UPON ESTIMATES AND ASSUMPTIONS. Exploration stage mining companies use the evaluation work of professional geologists, geophysicists, and engineers to make estimates in determining whether to acquire an interest in mineral property, or to commence exploration and development work. These estimates generally rely on scientific and economic assumptions, and in some instances may not be correct. The economic viability of a mineral property cannot be determined until extensive exploration work has been conducted and a comprehensive feasibility study performed. This work could result in the expenditure of substantial amounts of money on a mineral property before it even can be determined whether or not a mineral property contains any possible or inferred mineralization. No feasibility studies have been performed on the North Beck Claims because considerable exploration work remains to be done. Moreover, market prices of minerals produced are subject to fluctuation, which may adversely affect the economic viability of mineral claims on which expenditures have been made. The Company is not able to presently determine whether or not, or the extent to which, such risks may adversely affect its strategy and business plan.

3. UNCERTAINTY OF TOPOGRAPHICAL EFFECT ON EXPLORATION. The north end of our mineral properties where the North Beck shafts or mines are located is relatively mountainous and inaccessible terrain. Because the surface of the land has a topographic relief, any ruggedness in the overlying area could affect the location of drilling sites and shafts, as well as the construction of facilities necessary to engage in exploratory operations. Though not likely, these same factors could require that additional exploration or drilling on the claims be accessed below ground. These outcomes are uncertain at present and Valley High cannot provide assurances that it will not have a materially adverse effect on the ability of the Company or a business partner or joint venturer to conduct exploration activities. The topographic effect of the north end of our mineral claims would make exploration on that end of the properties more costly.

4. UNCERTAIN CONDITION OF MINE WORKINGS. Other than the Sacramento Shaft or Mine which contains an old head frame, there are no other surface mine shafts or usable head frames on our mineral claims. This is not to ignore that the underground workings have been inactive for many years due to the absence of significant exploration activities since the middle to late 1950's. Considerable cost would be incurred to recondition shafts, drifts, tunnels, winces and other workings, to the extent they exist, as well as to re-equip hoisting bases and framework. It is uncertain whether and to what extent the workings themselves, as well as any rehabilitation of them, could expose the Company to environmental and safety concerns. If so, remediating these concerns could require expending an uncertain and substantial amount of funds to render the workings safe, acceptable, and environmentally sound. The Company currently lacks sufficient capital to absorb these currently unknown and unpredictable costs and expenses.

5. POSSIBLE INACCURACIES OR PROBLEMS RELATED TO EXISTING OR OLD GEOLOGICAL REPORTS. Valley High may rely on publicly available geological reports and databases to locate potential mining stakes or leases. Since reports can also be several decades old, or, in our case, based on information obtained in the late 1800's or early 1900's, there is no certain way of confirming or verifying the accuracy of such reports without further verification by Valley High. Such verification is costly. Decisions made without adequate verification or confirmation can result in significant unrecoverable expenses. To date, we have not relied on any publicly available geological report or database.
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6. LEASE COMMITMENT TO UNDERTAKE $15,000 WORTH OF ASSESSEMENT WORK ON THE
MINERAL CLAIMS OVER FIVE YEARS. Under the mining lease agreement by and between Valley High and North Beck Joint Venture, LLC ("North Beck"), a copy of which is attached to our original registration statement as Exhibit 10.1, Valley High, as the lessee of the North Beck Claims described below, is obligated to render at least $15,000 worth of exploration and assessment work on the claims during the 5-year lease term, work it is required to document and confirm. If the lease is renewed for an additional 5-year term, this assessment obligation is similarly renewed. This assessment work figure, which results in an average expenditure of $3,000 per year, was obtained from prior mining lease agreements involving the same mineral claims with both affiliated and unaffiliated parties. Because we have been informed that it is a fairly common or reasonable figure in the Tintic Mining District, it was deemed fair and reasonable by the Board of Directors, a determination that board members have the authority and power to make under Nevada state law. Regardless of this work commitment, Valley High currently lacks the capital or other financial ability to engage in and perform such exploration and assessment work obligation at this time. Having said this, it is significant that we interpret our obligation under the lease agreement as including what we will ultimately pay our consulting geologist and environmental engineer to do what work is necessary to implement and carry out our distinct operational Phases, all of which would substantially benefit the North Beck Claims. Therefore, if we pay him or any other expert in that regard $15,000 over the first 5-year period of the lease, we will have complied with and satisfied our work commitment lease obligation.

If at any time we are in breach of the lease agreement, North Beck Joint Venture, LLC, the lessor, would give us notice of such event and we would have the opportunity to cure the same within a reasonable time. If we did not, or were not able to cure our default under the lease, whatever it might be, we would run the risk of North Beck Joint Venture declaring the lease terminated and, in such event, the lessor would have the legal right to lease the North Beck Claims to someone else. Because of our only officer and director's close relationship with the lessor, we do not believe this is at all likely.

7. SUBSTANTIAL RISK THAT THE NORTH BECK CLAIMS DO NOT CONTAIN ORE OR RESERVES (OR SUFFICIENT ORE OR RESERVES TO JUSTIFY A DEVELOPMENT PROGRAM). We do not know, and have no way of predicting, whether, upon the completion of any exploration program, ore or reserves will be found. Or, if they are, we similarly have no way of knowing or predicting whether such a finding would be sufficient to justify a development program, that is, a program to determine the best way to extract the ore for commercial purposes. As with any mineral exploration endeavor, we believe that there is generally a high probability or likelihood that that the discovery of commercial quantities of ore or reserves on the North Beck Claims is extremely remote. If so or if such is determined upon completion of an exploration program, any funds spent on exploration will be lost.
                                13
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                            PART I

ITEM 1. Description of Business.

Valley High Mining Company's management has reactivated the Company and is voluntarily registering its common stock with the Commission so that comprehensive and current information on the Company will be more readily available to a prospective investor, exploration partner, joint venturer or lender. Valley High is an exploration stage company that intends to search for favorable or prospective mineralization (reserves) of silver, gold, copper, zinc and other precious metals. At present, we lack the capital and other financial resources to implement and carry out a drilling exploration plan or program on our mineral claims. However, because of substantially improved precious metals prices and the fact that the federal Environmental Protection Agency (EPA) has completed, or is completing, a Super Fund clean-up project in and around the nearby town of Eureka, Utah, we believe the investment climate and other conditions have now become more favorable to attract a joint venturer or mineral exploration partner willing to provide expertise and investment capital or financing for this purpose. At the same time, if we do obtain a joint venture partner to finance a full-fledged or bona fide drilling exploration program, there is no assurance that a commercially viable mineral deposit, ore body or reserve exists in any of the mineral claims that we currently lease or control, namely, the North Beck Claims, mineral claims that comprise a total of 470 acres. More importantly, there is no assurance that a commercially viable mineral deposit, a reserve, exists in any of these mineral claims until sufficient exploration work and an economic evaluation based upon such work concludes economic and legal feasibility.

Agreement With Our Sole Officer and Director to Advance Certain Necessary
Funds

Our sole officer, director and majority stockholder, Mr. John Michael Coombs, directly or through North Beck Joint Venture, LLC, our lessor and an entity that he controls, has agreed to advance us the funds necessary to remain current in our "reporting" obligations with the Commission. This agreement is oral. Such agreement also covers general operating expenses such as paying consulting geologists or environmental engineers to do research, assay or sampling work, to prepare the exploratory reports necessary to attract a joint venture partner, to pay transfer agent costs and fees, to pay the costs of photocopying reports and maps, etc., all as necessary to pursue our business plan, and other general overhead expenses. There is no cap or ceiling on the amount of money that will be advanced for such specific purposes. The oral agreement or commitment of Mr. Coombs, which we consider to be a legal obligation, does NOT provide for the payment of interest to Mr. Coombs for his advances to us and that's why the money so provided is, and has been, described or characterized as "advances" as opposed to "loans." Though this agreement does not presently require or contemplate the payment of any interest to Mr. Coombs for his advances, in the event that we were to become profitable, an event that, at this stage, appears highly unlikely, we would, in such event, consider giving or paying Mr. Coombs back-interest of some kind. Because this is a speculative possibility, there is nothing further we can say in this regard; however, under no circumstances do we believe that we would agree to pay Mr. Coombs any back-interest on his advances in the event that doing so would materially affect us or our liquidity. As of now, the money so advanced will NOT be deemed a contribution to capital, though there is a remote possibility that that designation will change if the parties so desire it and it is advisable or suitable to do so from an accounting or other business perspective. At such time as Mr. Coombs can be repaid, if he ever can be repaid, he or North Beck Joint Venture will be repaid their out-of-pocket advances and costs. The term of 3 years was arrived at because the parties determined that in about 3 years or less, we should be able to discern whether there is any interest, by anyone else, in partnering or joint venturing with us to explore the North Beck Claims for their precious metals potential. If Mr. Coombs desires to extend that commitment upon the expiration of 3 years, he shall be free to do so. This commitment of Mr. Coombs, for at least the next three (3) years, if warranted, is considered a legal obligation of his.

History and Background of the Company

Valley High Mining Company ("Valley High") was incorporated in the State of Utah on November 14, 1979, approximately 26 years ago, under the name "Valley High Oil, Gas & Minerals, Inc." for the purpose of engaging in the energy, mining and natural resources business. See paragraph (a) of Article III of its original Articles of Incorporation attached to our original registration statement as Exhibit 3.1(i).

In order to raise the money necessary to acquire, explore and develop oil and gas properties and other natural resource-related ventures or projects, Valley High, on February 19, 1980, undertook a public offering of its common stock pursuant to the Regulation A exemption from registration afforded under the General Rules and Regulations of the Securities and Exchange Commission ("Commission") in which it offered and sold a total of 25 million common capital shares at a price of two (2) cents per share. Pursuant to this offering, the Company raised $500,000 from over 1,000 persons. As stated in its offering circular, "[i]t is the present intention of management to expend the proceeds of this offering in the acquisition and exploration of natural resource properties. The types of properties which are expected to be acquired and the order of priority are as follows: (1) oil and gas, (2) uranium, (3) coal, (4) geothermal, and (5) other mineral (metallic and nonmetallic) properties."

Between 1980 and 1985, the Company spent nearly all of its capital on several natural resource and mining ventures. In 1985, the Company effectuated a reverse split and changed its par value from $0.001 or one mill per share to $0.01 or one cent per share, with the same number of shares authorized, namely, 50 million. See Amended Articles attached to our original registration statement as Ex. 3.1(ii). By 1986, after it had engaged in several unsuccessful ventures, the Company exhausted its capital reserves.

In April 1989, a Mr. Joe Needle, an Ohio resident, took control of the Company. Between 1989 and 1994, Mr. Needle attempted to resurrect or revive the Company in some fashion; however, in 1994 he suddenly and unexpectedly passed away. At the time of Mr. Needle's passing, the Company had a total of 9,819,779 common capital shares issued and outstanding. Two other individuals were at that time on the board, namely, Messrs. George D. Fehr and Adrian Gerritsen, both Utah residents. Mr. Needle's daughter, Susan B. "Cookie" Needle, a Florida resident, was either already serving on the board or took a position on the board upon her father's death. Between the time of Mr. Needle's death in 1994 and October 2003, these three individuals comprised the board of directors of the Company. As a result of Mr. Needle's death, some nonessential corporate records became lost; however, none of these records were material and none related to the identity of our shareholders. Between Mr. Needle's death in 1994 and October 2003, the only activity engaged in by the Company was that minimal activity necessary to keep the Company current and in good standing with the Utah Division of Corporations, the Utah Tax Commission and the Internal Revenue Service.

During the summer of 2003, Mr. John Michael Coombs received a phone call from Mr. George Fehr, a Salt Lake City resident and person Mr. Coombs has known since the early 1980's. Mr. Fehr is well known in the Utah area as a person actively engaged in the mining business. Mr. Fehr, then age 88 or 89, advised that he had been on the board of Valley High since the mid-1980's and since the death of Mr. Needle, he had maintained possession of all the corporate records of Valley High and kept it in good standing with the requisite corporate and taxing authorities. In particular, he advised that he was tired of maintaining the corporate existence of Valley High, didn't really know what to do with it, and wondered if Mr. Coombs would be interested in taking control of it, doing something productive with it, and replacing each of the board members, including him, each of whom, according to Mr. Fehr, were tired of being on the board of the Company. Mr. Coombs thought about it and, after corresponding with and subsequently speaking on the phone with director Susan
B. "Cookie" Needle in Florida, Mr. Joe Needle's daughter, he later agreed. Accordingly, effective, October 24, 2003, having done nothing with the Company in nearly 10 years and being tired of acting as board members, the directors of the Company agreed to resign and appoint in their place and stead, Mr. John Michael Coombs, his wife, Dorothy C. Coombs, and the brother of Dorothy Coombs named George J. Cayias, all residents of Salt Lake City, Utah. After new management took control of the Company, documentation with the Utah Division of Corporations was filed setting forth the new directors and further identifying Mr. Coombs as the new registered agent.

Mr. Coombs is NOT and was NOT affiliated with Mr. Fehr or any of the other pre-October 24, 2003, board members in any way. He also had no affiliation with Valley High Oil, Gas & Minerals, Inc., and, prior to his first conversation with Mr. Fehr, had never heard of the Company. Neither Mr. Coombs nor anyone affiliated or associated with him in any way entered into an agreement of any kind, whether written or oral, with Valley High, Mr. Fehr or the other pre-October 24, 2003 board members, as a condition to taking control of the Company. In other words, neither Mr. Coombs nor anyone associated or affiliated with him in any way purchased any shares from Mr. Fehr, from any of the other pre-October 24, 2003 board members, or anyone else. Instead, Mr. Fehr had concluded that he was too old to do anything with the Company, not the least of which was keeping it active, and he thought that if Mr. Coombs was able to do so, he and his sister, Eloise Fehr, might be able to benefit in some manner from the eventual sale of shares of the Company's stock that they owned and held. In short, NO finder's fee, consulting or stock purchase agreements of any kind were involved in the October 24, 2003 change of control of Valley High Oil, Gas & Minerals, Inc.

On February 27, 2004, the Company formed a wholly owned subsidiary in Nevada under the name "Valley High Mining Company" for the purpose of changing its domicile to Nevada. On March 12, 2004, Valley High O, G & M, the parent corporation, and Valley High Mining Company, the wholly owned Nevada subsidiary, entered into an Agreement and Plan of Merger ("Agreement and Plan") whereby the former would merge with and into the latter, thereby changing the Company's domicile to Nevada. At this time, the only persons in control of the parent corporation were its officers and directors, namely, John Michael Coombs, Dorothy C. Coombs and George Cayias. The shareholders were advised of a formal shareholders' meeting to approve the transaction by means of a Notice of Meeting and Letter to the Shareholders, copies of which are together attached to our original registration statement as Ex. 99.1. Among other things, the Notice advised that anyone so choosing would be entitled to exercise dissenters' rights of appraisal under applicable provisions of the Utah Revised Business Corporations Act. The Notice and Letter further invited anyone so interested to request a copy of the formal Agreement and Plan. One shareholder from Missouri sought to exercise dissenters' rights of appraisal but later abandoned that effort once the Company provided this individual with various corporate documents and records, at her request, including a copy of the Agreement and Plan. See Exhibit 99.1.
                                16
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The Agreement and Plan, a copy of which is also included in Ex. 3.1(iv)
attached to our original registration statement, provides that for every 35 shares of Valley High O, G & M, a shareholder is entitled to receive one (1) share of Valley High Mining Company, a Nevada corporation, the survivor in the merger. Another provision in the Agreement and Plan is that Mr. John Michael Coombs, a Salt Lake City, Utah, resident (and the principal of North Beck Joint Venture, LLC, discussed elsewhere herein), is designated to be the only remaining officer and director of the survivor in the merger. Nevada law, as opposed to Utah law, allows such.

On March 26, 2004, a formal shareholders' meeting was held at the law offices of Mabey & Coombs, L.C., in Salt Lake City, Utah, to approve the Plan and Agreement. At such meeting, a majority of the shareholders were in attendance either in person or by proxy. A quorum was declared and a majority of those entitled to vote approved the merger and change of domicile transaction. The transaction is considered exempt from securities registration under Rule 145 of the General Rules and Regulations of the Commission. It is also deemed "tax free" as a so called Class F or "F-type" reorganization under Section 368(a)(1)(F) of the Internal Revenue Code. Having obtained approval of the Plan and Agreement by a majority of the Company's shareholders and having filed Articles of Merger with the Nevada Secretary of State, the Secretary of State of Nevada stamped and accepted the Articles of Merger on April 13, 2004. See Ex. 3.1(iv) attached to our original registration statement. These Articles of Merger were then filed with and stamped by the State of Utah on April 19, 2004. The merger transaction was effective by operation of law on the date that the Articles of Merger were accepted for filing by both states, namely, April 19, 2004.

Because there had been 9,819,779 shares issued and outstanding as of the day prior to the effective date of the merger, this figure, as a result of the merger, translated into a total of 281,313 shares. Furthermore, because the Agreement and Plan provided that any fractional shares resulting from the merger would be rounded up to the next nearest share, the Company's transfer agent, Atlas Stock Transfer, advised that it also issued the necessary additional shares that resulted in a total of 281,313 post-merger shares.

On April 19, 2004, the day that the merger was effective, the Company entered into a mining lease agreement ("Mining Lease" or "Lease") with North Beck Joint Venture, LLC, a Utah limited liability company ("North Beck"). See
Exhibit 10(i) attached to our original registration statement, a copy of said Mining Lease Agreement. Entering into this lease agreement was NOT an arm's length transaction because the immediate family of John Michael Coombs, the Company's president and its chairman of the board, owns and controls these mineral claims so leased to the Company. See Item 7 of Part I at page 38 below titled "Certain Relationships and Related Transactions." The terms of the lease consideration were based or calculated upon the basis of prior lease agreements that North Beck Joint Venture had entered into with other mining companies in the past. For example, the value of the lease that North Beck had entered into with Centurion Mines Corporation (CMC) and its successor, Grand Central Mining, during the late 1980's and early 1990's, a lease with similar terms and provisions, was valued at approximately $29,000. (This $29,000 valuation, as we recall, was determined by prior auditors on the basis of two things: First, the Coombs Family purchased the North Beck Claims in the early 1970's for approximately $134,000. Secondly, the valuation was based on a calculation related to the initial down payment on the lease (which was a credit against future royalty payments by North Beck) and the subsequent lease rental payments agreed to be made by Centurion Mines and its successor, Grand Central Mining, in the 1980's and 1990's when those companies leased the North Beck Claims for approximately 10 years.) Accordingly, Valley High believes that the consideration given by it, namely, the issuance of five million (5,000,000) "restricted" shares to and in the name of North Beck, a stock issuance that Valley High, in an April 19, 2004 consent resolution of directors, valued at $30,000, is at least as favorable to Valley High as it would have been to an independent, interested third party. In this regard, the last entity that leased the North Beck Claims from North Beck Joint Venture, LLC, was a company known as Anticline Uranium, Inc. ("Anticline"), a company which, like us, Mr. John Michael Coombs was affiliated with and on which he also served as the president and chairman of the board. Thus, the entering into this past, mining lease agreement with Anticline was similarly NOT an arms length transaction. In this regard, the 2001, mining lease agreement by and between Anticline and North Beck Joint Venture was similar if not identical to the Mining Lease Agreement subject hereof and provided for the issuance of the same stock consideration. As with the subject Mining Lease Agreement, the terms and conditions of that former lease with Anticline were also based or calculated upon prior lease agreements during the 1980's and 1990's that North Beck Joint Venture, LLC, had entered into with CMC and its successor, Grand Central Mining. Accordingly, the various terms and conditions were deemed by the board of directors of Valley High (as with Anticline) to have been fair and reasonable, a determination that board members have the power and other authority to make under Nevada law. Starting in late 2001 and early 2002, Anticline commenced efforts to raise the funds or seek out partnerships or joint venture arrangements necessary to explore the North Beck Claims, as Valley High now seeks to do. In doing so, it contacted various mining companies and persons its management knew had been heavily involved and invested in the Tintic Mining District. These persons included but were not limited to those entities and persons who had leased the North Beck Mining Claims in the past. Management did so with the expectation that the severely depressed prices of precious metals (which had been the case for some years) would likely turn around and that experts in the field, including mining companies of all sorts, were of the opinion that they would as well. For example, at that time, gold was trading below $300 per ounce and silver was trading in the $4 per ounce range. By sharp contrast, gold is presently trading at an 18-year high of $472 per ounce and silver is trading at a similar several year high of $7.80 per ounce. Unfortunately, in the summer of 2002, the EPA declared the Eureka, Utah, area as a Super-Fund Site (an area coincidentally bordering and directly adjacent to the North Beck Claims).
This governmental act made raising any such funds or locating joint venture partners for the purpose of financing a mineral exploration program in the Tintic Gold Mining District virtually impossible. Nor is this to ignore the then-depressed prices of precious metals. This situation was not something Anticline and its management were aware of at the time nor was it the type of situation they could have predicted or did predict. This unfavorable if not disastrous funding situation was exacerbated by the fact that each of the 3 individuals that had loaned Anticline a total of $50,000 in order to initially resurrect the company and pay back-taxes owed the State of California were growing anxious if not uneasy, under the circumstances, about obtaining return of each one's money. Accordingly, on or during June 2003, or approximately 2 years after the mining lease agreement with Anticline was entered into, Mr. John Michael Coombs, who was approached by a local attorney named Mark Schneider and who later spoke and met, face-to-face, with LipidViro Tech management, agreed to have North Beck Joint Venture enter into an agreement with LipidViro Tech, Inc., to purchase all of North Beck Joint Venture's stock in Anticline. This change of control transaction resulted in Mr. Coombs and North Beck Joint Venture receiving approximately $114,800 on the sale of North Beck's shares (part of which was consideration for Mr. Coombs relinquishing his right to receive 300,000 additional shares from Anticline, personally, for services rendered), plus Mr. Coombs received an additional $15,000, which was deemed paid as attorney's fees to him and as reimbursement to him for as much as $10,000 he had personally advanced Anticline for its operating expenses. In order to clean up Anticline's balance sheet, Mr. Coombs's father, Jack Coombs, as part of the same transaction, excused his promissory note with Anticline and in so doing, received $20,000 for money he had loaned Anticline, plus interest; it also included $30,000 paid Mr. Terry Pantelakis, an officer and director of Anticline, for his agreement to relinquish his right to receive 200,000 additional shares from the company for services he had rendered and also for money he had loaned Anticline, plus interest, and in further consideration for his excusing his note with Anticline; and finally, it included approximately $70,000 paid to Mr. Ed Hall, the Edward Hall Family LLC, H & H Group, LLC, and Asset Transfer Company of America, Inc., for money these four persons or entities had loaned Anticline, plus interest at 7% per annum, and in consideration for their excusing their four separate loan agreements with the Anticline. These latter four persons and entities had each initially loaned money to Anticline in mid-2001 to finance its resurrection from the dormant stage and its paying nearly $40,000 in back-taxes owed to the California Franchise Tax Board. None of these four persons or entities were affiliated, directly or indirectly, with Anticline, any board member, or any member of the Coombs Family. Pursuant to the transaction, $5,000 was also paid local Attorney Mark Schneider as a finder's fee; no consulting fee or other finder's or agent's fee was paid to anyone in connection with the change of control transaction with LipidViro Tech. Finally, because LipidViro Tech had no desire or other ability to continue in the mineral exploration business and in the interest of further cleaning up Anticline's balance sheet (which showed a mining work assessment liability under its mining lease agreement), Anticline and North Beck Joint Venture agreed, as part of the transaction, to terminate the mining lease agreement and excuse the obligation to conduct mining assessment work of $15,000 on the North Beck Claims over the first 5 years of the lease term (an obligation that had not yet matured in any event). This and other information is disclosed in more detail in LipidViro Tech's various EDGAR filings and reference is made to such EDGAR filings for those persons interested in obtaining further information in this regard.

Sometime in late April 2004, after the lease transaction with North Beck Joint Venture, LLC, mentioned above was completed, Mr. George Fehr, a former director of the Company mentioned above, contacted Mr. John Michael Coombs and indicated that he needed cash and that he and his sister, Eloise, wanted to sell their shares of Valley High for $20,000, $10,000 upon delivery of the shares and the remaining $10,000 later on when the Company was up and going or otherwise successful in some fashion. Mr. Coombs responded that he didn't have $10,000 in cash to spend for such purpose but he thought that his father, Jack Coombs, might. Accordingly, after discussion, Mr. Jack Coombs, John Michael Coombs's father, agreed to purchase and did purchase, for $20,000, a total of 142,857 post-split shares of the Company's stock from Mr. Fehr, shares that Mr. Fehr held in his name. A copy of the May 5, 2004, Share Purchase Agreement by and between Mr. Jack Coombs and Mr. Fehr is attached to our second amended registration statement as Ex. 99.3. At the same time, because Mr. John Michael Coombs's brother-in-law, George Cayias, had served on the board of the parent, Utah corporation for several months between October 2003 and March 2004 without any compensation, the parties arranged to have Ms. Eloise Fehr sell 2,900 of her post-split shares of the Company to Mr. Cayias for $10. A copy of that May 5, 2004, Share Purchase Agreement by and between Ms. Fehr and Mr. Cayias is similarly attached to our second amended registration statement as Ex. 99.4.

Pursuant to the aforementioned mining lease agreement with North Beck Joint Venture, LLC, the Company acquired control of over 470 acres of patented silver and gold mining claims located adjacent to the town of Eureka in Juab County, Utah, in the so-called "Tintic Mining District" ("the North Beck Claims"). The Tintic Mining District of Juab County, Utah, is located approximately 90 miles south of Salt Lake City. The North Beck Claims have an extensive history and contain three (3) actual mines or shafts, two of which are over 1,000 feet deep. See Item 3 below titled "Description of Property." Fairly extensive, though somewhat antiquated, knowledge exists regarding the North Beck Claims. This is because, among other reasons, during the late 1950's, the North Beck Claims were part of the so-called "Jenny Lind Project," a project that involved extensive exploration and development in an area known as Jenny Lind Canyon by The Bear Creek Mining Company. See also "Description of Property" section below which contains an extensive summary of the provisions of the lease agreement.

Immediately upon consummation of the merger/change of domicile transaction, North Beck was issued, as mining lease consideration, a total of 5,000,000 "restricted" shares in the surviving Nevada corporation, a stock issuance valued by Valley High at $30,000, thereby making North Beck the Company's largest shareholder. See mining lease attached to our original registration statement as Exhibit 10(i). As set forth elsewhere in this third amended registration statement, the Company's president and sole director, John Michael Coombs, also directly and indirectly controls North Beck, the owner of the North Beck Claims. See Item 7 of Part I below titled "Certain Relationships and Related Transactions."

The foregoing issuance to North Beck Joint Venture, LLC ("North Beck"), results in a total of 5,281,313 common capital shares issued and outstanding as of the date of this amended registration statement, of which all but 281,313 shares or about 5.3% are "restricted" and which cannot be sold by North Beck in the absence of an effective registration statement governing such shares or an appropriate exemption from registration.

Since its inception, Atlas Stock Transfer Corp. in Murray, UT, has been the Company's stock transfer agent. The Company currently has 1,153 shareholders of record.

Current Status of the Company

Valley High is classified as a mineral exploration company. Our goal is to seek out and enter into a suitable joint venture, partnership or other business arrangement whereby the necessary funding and expertise will be provided to explore the North Beck Claims for their silver and gold mineral potential, claims that we have acquired for this purpose. Because we currently lack the funding and other financial strength necessary to commence an exploration program, our first objective is to follow those Phases and concomitant designated work sequences set forth below in our Plan of Operation. For information regarding our business plans and intentions, reference is made to Item 2 of this Part I below titled "Management's Discussion and Analysis or Plan of Operation."

We have never been involved in any bankruptcy or insolvency proceeding of any kind and our current sole officer and director has not been involved, directly or indirectly, in any bankruptcy or similar proceeding. Neither the Company nor any officer or director is involved in any pending litigation, nor is any litigation involving us or any officer or director threatened.

The Company, now a Nevada corporation, has no subsidiaries. Presently, we are NOT involved in any joint venture or partnership with any other party. Other than owing Mr. Coombs money that he has personally advanced us in order for us to meet our debts as they become due, the only contract to which we are a party is the mining lease agreement with North Beck Joint Venture, a Utah limited liability company that has free and clear title, in fee simple, to such patented mining claims. We should note that the money Mr. Coombs has advanced to date and which he has agreed to advance us in the future does not bear interest and it is unlikely that he or we would agree to paying him any interest until such time as we were to become profitable, if that ever occurs, an eventuality that we believe is highly unlikely. We would also not agree to pay him any back-interest (nor is it likely he would take any) in the event that doing so would materially affect us or our liquidity.

At the present time we hold no patents or trademarks or any interest therein.

As of the date of this third amended registration statement, we have only nominal cash or liquid assets and our lease (valued at zero) of the patented mining claims located adjacent to and west of the town of Eureka in the Tintic Mining District of Juab County, Utah. We have valued our mining lease at zero because neither Valley High nor its predecessors, namely, the Coombs Family and North Beck, have the information necessary to demonstrate "proven and probable reserves" as defined under Industry Guide 7. Because the North Beck Claims do not contain any "proven or probable reserves," the value is carried at North Beck's historical cost of zero. This is because mineral claim costs to date have been charged to operations as exploration costs. Even if we cultivate a business relationship with another mining company or joint venturer necessary to explore our mineral claims, no assurance can be given that a commercially viable mineral deposit, that is, a reserve exists in our mineral claims until sufficient exploration work and an economic evaluation based upon such work concludes economic and legal feasibility.

We maintain executive offices or facilities at the office of its president and chairman of the board located at 3098 South Highland Drive, Suite 323, Salt Lake City, Utah 84106-6001. Our telephone number is 801-467-2021 and our fax number is 801-467-3256. We do not pay rent for these office facilities.

We are NOT presently involved in any negotiations to undertake or pursue any type of merger, reorganization, partnership, joint venture or business combination transaction of any sort. We currently have no plans to seek a business combination in the future unless it provides us with the means to fulfill and carry out our business plan, namely, that of exploring the North Beck Claims. In this regard, no third parties or affiliates of us have entered into any discussions or negotiations to enter into any kind of business combination.

No agreement has been reached with any securities broker-dealer to make a submission to the National Association of Securities Dealers, Inc. (NASD) for the purpose of becoming listed on the OTC Bulletin Board and no assurance can be given that this or any of our other plans or proposals can be accomplished.

Currently, our only director is Mr. John Michael Coombs of Salt Lake City, Utah. Mr. Coombs serves as our president, secretary/treasurer, CEO, CFO and chairman of the board, all of which is permissible under Nevada law. Mr. Coombs is also our largest stockholder, having indirect control of North Beck's 5,000,000 "restricted" shares, a number of shares representing approximately 95% of our currently issued and outstanding shares. See Item 4 of this Part I below titled "Security Ownership of Certain Beneficial Owners and Management."

Overall Business Methodology and Plans

In an effort to avoid repetition, reference is made to the section in Item 2 below titled "Plan of Operation," which discusses this topic in substantial detail.

Updating of Past Exploration Results and Feasibility Studies

If at such time as we have found a mineral exploration partner or joint venturer and have thereupon adopted a specific drilling plan to explore the North Beck Claims, a plan that takes into consideration the money and financing that a partner will have to put up to implement it, we will likely have to contract with external geological and environmental consultants to update exploration results, feasibility studies, assays, and environmental reports. This will be necessary to determine if the North Beck Claims can in fact be permitted or if not, why and what it would cost to pursue the permitting process. Obviously, if the North Beck Claims cannot be permitted, and management knows of no reason why they would not be, an exploration permitting process will not be pursued and we will be required to pursue secondary business alternatives. Having said this, we have no reason to believe that the North Beck Claims cannot be permitted.

Regulatory Process Involved in Obtaining An Exploratory Mining Permit

In order to undertake any mineral exploration activities on the North Beck Claims and because the North Beck Claims do NOT comprise or are near any federal ground, Valley High must only obtain an exploration permit from the Utah Department of Oil, Gas & Mining (DOGM). If, on the other hand, the proposed exploratory activity or disturbance is intended to be significant enough or it is on federal ground, Valley High would likely be required to give notice to or obtain a permit from the federal Bureau of Land Management and/or the federal Environmental Protection Agency (EPA). Considering that the Eureka, Utah, area was declared a Superfund Site by the EPA in mid-2002, officials at DOGM have advised us that Valley High would likely need exploration activity approval from the EPA. In short, state and possibly federal permits will be required to be obtained in the event that we undertake actual mineral exploration activities on our mineral claims. Interestingly, DOGM officials also advised us very recently that the current process and expense of obtaining an exploration permit is NOT extensive and does NOT ordinarily take a lot of time, expense or energy to obtain. One person, they informed us, recently obtained such a permit in 2 days.

DOGM's rules and regulations for obtaining a mineral exploration permit are as follows: The applicant must first file a Notice of Intent (NOI) with DOGM on Form MR-EXP. This form is available on DOGM's website. The initial filing fee for this form is $150. DOGM is required by law to respond to the application or notice within 15 days. During that 15 day period, DOGM gives notice to the Utah State History Preservation Office of the applicant's exploration intention and that Office, within 10 days, is required to determine if any Indian or other cultural artifacts may be disturbed or interfered with as a result of the location of the proposed exploratory disturbance. If so, arrangements must then be made to ensure that any such artifacts will be preserved and will not be disturbed, tainted or destroyed, or the application will be denied or stalled until the issue can be resolved. If there are no such Indian or Native American artifacts in the area in question, the Utah

State History Preservation Office will approve and sign-off on the application. In our case, we do not believe that there are any Native American artifacts on or near the North Beck Claims. In addition, if the Utah State History Preservation Office already knows that an area intended to be explored does not contain the possibility of Native American artifacts, as in the case of an already existing rock or other quarry, for example, that Office, so we are informed, will act very quickly to approve the permit application. We believe and are told by DOGM that, because of the historical mining activity in the Tintic Mining District of Juab County, the Utah State History Preservation Office is well acquainted with the issue of Native American artifacts in that general area and would therefore be in a position of passing judgment quickly on an exploration application submitted by us relative to the North Beck Claims. In addition to the NOI or application, the applicant must also put up or post a surety bond in the amount of $5,700 for the first acre to be explored and $3,450 for every acre thereafter intended to be explored. No matter when this permit is applied for, the permit lasts until November 30 of the following year after submission. Thus, if one applies in a January of any year, one gets more time to explore than if one applies in December of any year.

DOGM's rules and regulations for obtaining a minerals extraction or actual mining permit for what DOGM considers small mining operations (defined as involving less than 5 acres of total disturbance) are similar to the exploration permit process above. We will not undertake to detail or explain such process as we believe it is inapplicable at this time to our business and plan of operation. We are a minerals exploration company and NOT a minerals extraction or actual mining company and therefore, detailing the process of minerals extraction for a small or large disturbance under Utah law is simply irrelevant. To do so would also be misleading to investors in that it might imply that we have minerals extraction capability or that the North Beck Claims have commercial quantities of precious metals mineralization, when in fact, this is not true and has not been determined.

While the exploration permitting process detailed above is not necessarily time consuming and is likely something we could afford to undertake on our own and without a joint venture partner, the fact is that Valley High currently lacks the resources and capital to initiate an actual drilling or earth disturbance exploration program relative to the North Beck Claims. As has also been disclosed repeatedly in this document, current management also lacks the qualifications and other expertise necessary to engage in actual exploration activities or functions without the assistance of experts or company partners.

We believe that we would initiate the obtaining of an exploration permit only after we have affiliated with or engaged a mining partner or joint venturer of some kind willing to finance and undertake the actual exploration of our mineral claims, namely, setting up the equipment and staffing it with the necessary experts to actually carry out a minerals exploration program, something we cannot afford and have no way of conducting or pursuing on our own.

Because the North Beck Claims are patented mining claims, not unpatented mining claims, there are no annual fees to be paid to maintain the mineral claims other than annual property taxes paid to the Juab County Treasurer, taxes that approximate $375 per year.

Government Regulation

Though Valley High is currently not operating any mining assets and currently lacks the capital to operate any mining assets in the immediate future, management believes it is important to be familiar with mining rules and regulations as they would affect or pertain to the North Beck Claims. The mining industry is subject to extensive and developing federal, state and local laws, rules and regulations relating to the exploration for, development, mining and production of precious metals, as well as other environmental and safety concerns. Legislation affecting the mining industry is under constant review for amendment and expansion, frequently increasing the regulatory burden. This is particularly true in the Tintic Mining District where lead, a substance highly toxic to humans, is present. Numerous agencies, federal, state and local, have issued rules and regulations applicable to the mining industry, some of which carry substantial penalties for failure to comply. Various laws, rules and regulations require permits for exploratory drilling and the maintenance of bonding requirements in order to conduct mining activity on a variety of scales. Such rules and regulations also regulate the spacing and location of mine shafts and provide requirements for surface use and restoration of land on which drilling activity is undertaken, the plugging and abandoning of shafts or holes, the prevention of waste and water pollution and the prevention and cleanup of pollutants. These departments and agencies often require periodic reports on exploration, development and production and other matters. Such laws and regulations have generally become more stringent in recent years, often imposing greater liability on an ever-larger number of potentially responsible parties. We also subject to laws, rules and regulations covering occupational safety and health matters. Because the requirements imposed by such laws and regulations frequently change, we are unable to predict the ultimate cost of compliance with these various requirements. The regulatory burden on the mining industry increases its costs of doing business and, consequently, affects not only its profitability but its ability to obtain financing or raise equity. Reference is made to the previous subsection, which briefly outlines the exploration and mining permitting process in Utah. In the interests of not being repetitive, we have chosen not to repeat these details here.

Some risk of costs and liabilities related to environmental, health and safety matters is inherent in the mining industry as a whole. As set forth in the Risk Factors section listed above, in the event that we undertake exploration of the North Beck Claims, we could incur significant and substantial costs and liabilities.

To the extent we ever commence actual exploratory operations, we will be subject to regulation by numerous federal and state governmental authorities. The most significant will be the federal Environmental Protection Agency
(EPA), the Bureau of Land Management (BLM), the Occupational Safety and Health Administration (OSHA), and comparable or corollary state agencies. If we do not comply, meet or satisfy the various rules and regulations promulgated by these regulatory authorities, we would be exposed to fines, bars or other significant penalties. To date, we have not been ordered or required to spend anything on compliance with environmental laws because we are not currently operating any mining assets and the lessor or its predecessors have not done so since the 1950's. The subject mineral claims were leased to other mining companies in the 1980's and 1990's but, other than assay work, no exploratory mining activity was undertaken to our knowledge. At the same time, however, there are no significant mineral tailings on our mineral claims to the knowledge of management and therefore, to the extent that either the EPA or a Utah state agency adopts or implements a program in the Tintic Mining District requiring the clean-up of any left-over environmental hazards, such is not expected to materially affect us or our affairs. Any such action is also not expected to materially affect us in that the lessor has indemnified and held us harmless from and against any environmental liability for activity done on the mineral claims prior to the existence of the April 19, 2004, mining lease agreement. See Exhibit 10(i) to our original registration statement. The foregoing is not to ignore that in approximately 2001 and as a result of lead contamination, the EPA declared the Eureka, Utah, area a Super-Fund site. This is the region or area next to or adjacent to our mineral claims. In fact, the EPA did obtain permission from our lessor within the last year to re-grade an access road running parallel to the state highway leading to the town of Eureka. We are informed that the EPA has completed, or is in the process of completing, its Super-Fund clean-up operations and that it has in fact completed its process of going after polluters such as Chief Consolidated Mining, the principal mining operator in the Tintic Mining District. We believe these recent events, not to mention improved prices of precious metals, make for a more suitable and optimistic atmosphere to obtain exploratory funding than has been the case in recent years.

Competition

To the extent that Valley High seeks to explore the North Beck Claims, Valley High has no competition that we know of other than from those major mineral producers with greater capital and possibly better mineral claims, mineral claims that may have been explored or even developed. One such major competitor is Chief Consolidated Mining, a company that has operated the Trixie Mine in the Tintic Mining District and which has had a major presence in the area. Having said this, we have recently discovered that Chief Consolidated Mining Company ceased its principal mining operations in the Tintic Mining District in 2003 as a result of being assessed several millions of dollars in clean-up costs by the Environmental Protection Agency (EPA). Though Chief Consolidated Mining has had a large presence in the Tintic Mining District over the years, we do not know the extent of its present operations or its current intentions in the area, if any.

Because we have not yet completed Phases One and Two of our overall business plan detailed in our Plan of Operation section below, and because may never need or want to acquire additional mineral properties, we have not needed to identify any additional mineral claims or properties that we would have an interest in acquiring by way of lease or in some other manner or fashion. As a result, we are unable to realistically evaluate the type and extent of our likely competition in this regard. We are aware that there are several other companies that own mineral claims and properties in the Tintic Mining District, it being an old and well-established mining district, companies that also have only nominal assets and that are similarly searching for a variety of financing opportunities, particularly now that the prices of precious metals has substantially improved. We will be in direct competition with these other companies located in the Tintic Mining District in our search for joint venture and partnership opportunities and, due to our current lack of capital resources, it may be difficult to successfully compete with these other, more well established or perhaps better funded companies.

Pursuit of Partnership, Joint Venture and Outside Funding Opportunities

Since our reemergence as a mineral exploration company, our principal purpose is to (1) explore the North Beck Claims, and alternatively (2) to acquire, by way of lease, other or additional mineral claims and properties. We have no way of predicting whether or not these goals and objectives can or will be met.

Because of our current financial situation, having only nominal current assets and no recent operating history, our principal objective is to pursue partnership and joint venture opportunities or prospects with other better-funded and more experienced mining companies who would be interested in partnering with us to explore the North Beck Claims. In doing so, it would be our express intention to locate a specific opportunity, relationship, joint venturer or partner that would have the financial strength and other capability, experience and wherewithal to finance the exploration of the North Beck Claims. It is NOT our intention to do any kind of secondary securities offering in order to raise the investment capital to do so ourselves. We do NOT have the mining expertise to carry out a mining exploration program on our own even if we did have the funding available or on hand. At the same time, not having any particular partnership, joint venture or funding opportunity to consider at this time, existing circumstances make it exceptionally difficult to predict what form of partnership, business combination transaction or joint venture opportunity might be worth considering or pursuing in order to explore the North Beck Claims. In the event management believes that a certain proposal is in the best interests of us and our shareholders, a proposal that would result in the exploration of our claims and which would involve the issuance of Company shares to a partner or joint venturer, our present shareholders would, in such event, experience substantial dilution. Moreover, in such event, there may be a possible change in control of the Company. This is not because we would necessarily be abandoning our plan of implementing a mining exploration program on our claims but only because the partner or joint venturer who would take the risk and put up the substantial funds necessary to explore the North Beck Claims would undoubtedly want "control" of the claims and of the project. Management has not established any specific standards or guidelines as to the amount of control it will offer, or ultimately give, to a prospective partner, joint venturer or other funding candidate, rather, management will attempt to negotiate the best possible arrangement for the benefit of the Company and its shareholders. Reference is made to the subsection in our Plan of Operation section below titled "Form of Agreement with Prospective Exploration Partner/Joint Venturer Unknown at This Time."

It is NOT our present intention to engage in any public or private offering of our stock, for the simple reason that we believe that it would not only be extremely difficult and risky to raise exploration funding in that fashion (it being a highly risky investment for a prospective investor) but we believe that it would be extremely costly and time consuming. This is not to ignore that, in any event, we currently lack the money to fund a public or private offering of any kind. We would also be reluctant to make a debt offering of any kind (assuming we could do so) inasmuch as we are not in a position to pay back or guarantee any debt and Mr. Coombs, our sole officer and director, is NOT interested in personally guaranteeing any such debt to be incurred for the purpose of engaging in a full fledged drilling and testing exploration program. Valley High, being a lessee, also has no ability to mortgage the North Beck Claims for such purpose and the fee simple owner of the claims, North Beck Joint Venture, has no desire to mortgage its real property for such highly speculative purpose, even if it did result in the funding necessary to explore the North Beck Claims. Accordingly, our principal plan to obtain exploratory funding will be pursuing mineral exploration partners and/or joint venturers who would hopefully directly finance, operate and oversee such an endeavor. This would also be to our benefit because any such mineral exploration partner or mining joint venturer would lend its expertise to the project, expertise that we do not presently have ourselves.

Our current business goal is to explore the North Beck Claims for their precious metals potential and therefore, we have no present intention of engaging in a partnership or joint venture funding arrangement with a non-mining entity or business unless that entity or business specifically desires to finance or pursue a mineral exploration program relative to the North Beck

Claims. If our business plan ultimately fails, then, once we have made that determination, and then-existing facts and circumstances support such a determination, we will have to consider other alternatives for the Company, including but not limited to ceasing operations or seeking out additional mineral claims to lease or acquire in some fashion. We are NOT in a position at this time to make predictions or speculate about what other alternatives we might consider for the Company in the event that our business plan fails, as we believe that making speculations in that regard is not something on which investors should rely. In fact, at this time we do NOT know what we will do in the event that cannot successfully complete a mining exploration program.

Because we are not presently in discussions with a joint venturer or partner, we do not know, as we have already stated above, what the form of any such arrangement would take. Again, we can only speculate that a prospective joint venturer or partner would either want us to issue them a substantial amount of our shares or they would want a partial assignment of rights we have in and to our mining lease agreement with North Beck Joint Venture, or both. Depending upon the circumstances, it is conceivable that current management, including North Beck Joint Venture, would relinquish to them majority control of Valley High. It is thus difficult, if not impossible, at this time to make speculative predictions about the form any such transaction would take or how it would provide funding for us and what it would cost us. We just don't know. Accordingly, we believe that to make any other or further predictions in this regard is purely speculative and therefore, not suitable to be discussed further in this registration statement.

In spite of being able to meet minimal cash needs over the next three (3) years that are currently anticipated, we have no way of predicting whether we will be able to sufficiently explore the North Beck Claims, whether we will be able to acquire additional mineral properties by way of lease or otherwise in the event that our initial plan to explore the North Beck Claims fails, or that we will otherwise be able to attract a mineral exploration partner or joint venturer, let alone one that will be of material value or benefit to us. In the event that we cannot successfully achieve these goals over the next three years, we do not believe that we will able to continue with our current business plan and, in such event, management will be required to substantially revise our business plan and consider other alternatives for the Company.

As stated repeatedly elsewhere in this document, management plans to seek out and locate possible joint venture partners willing to put up the capital or financing, including the expertise, necessary to explore the North Beck Claims. We currently have no commitment or arrangement, written or oral, to lease or acquire any additional mineral claims or participate in any partnership, joint venture or funding arrangement of any kind and management cannot predict the nature or terms of any potential partnership, joint venture or other financing arrangement that we may ultimately consider, let alone enter into. Management will have broad discretion in our search for and negotiations with any potential mining partner or joint venturer.

Sources of Possible Partners, Joint Venturers and Funding Opportunities

Efforts to search for partners and joint venturers who would provide the financial and other ability to explore the North Beck Claims include but are not limited to the use of employees, independent contractors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community, other mining companies, and others who may present management with unsolicited proposals. Because of our lack of the necessary capital to currently pursue the exploration of the North Beck Claims, we will more than likely NOT be able to retain on a fee basis professional firms specializing in raising money. Rather, we will most likely have to rely on outside sources not otherwise associated with us, sources that will accept their compensation only after we have entered into a joint venture or partnership arrangement of some kind. To date, we have not engaged or entered into any discussion, agreement or understanding with any particular consultant or other expert or professional regarding our search for mineral exploration partners and joint venturers. We have not done so because we are familiar with at least 4 or 5 mining companies on our own who we intend to approach and who may be interested in joint venturing or partnering with us or others in some fashion to explore the North Beck Claims. To thus hire an outside consultant or expert to assist us in a search for mining partners or joint venturers would be premature until we have exhausted our own sources for exploratory capital. If at such time as our own sources dry up or are otherwise not fruitful, we will then consider retaining a consultant, expert or other professional to assist us in this regard. At present, we have no intention of doing so. Though our main objective is the exploration of the North Beck Claims and if and when a mineral exploration partner or joint venturer is interested in financing an exploration program, and no assurance can be made that one will, we should make it very clear that we do NOT intend to engage ourselves in the mineral exploration management business and we will therefore NOT be conducting or carrying out any earth disturbance-type exploration program ourselves and on our own, independent of others having more qualifications and expertise in this area. Reference is also made to the subsection above titled "Pursuit of Partnership, Joint Venture and Outside Funding Opportunities" and the subsection in our Plan of Operation section below titled "Form of Agreement with Prospective Exploration Partner/Joint Venturer Unknown at This Time."

Rights and Abilities of Shareholders to Participate in Business Decisions

It is presently anticipated by management that prior to consummating a possible partnership or joint venture funding transaction, including the acquiring of additional mineral claims, we, if required by relevant state laws and regulations, will seek to have the transaction approved or ratified by shareholders in the appropriate manner. However, under NRS 78.320 titled "Stockholders' meetings: Quorum; consent for actions taken without meeting; participation by telephone or similar method" certain actions that would routinely be taken at a meeting of shareholders may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take corporate action at a formal meeting of shareholders. Here, our president and chairman of the board, Mr. Coombs, controls, directly and indirectly, nearly 95% of our issued and outstanding shares. Thus, if Mr. Coombs decides by written consent to consummate a particular funding transaction, Nevada corporate law provides that minority shareholders would not be given the opportunity to vote on the issue.

Nevada law further provides that unless the written consent of a majority of the shareholders entitled to vote is obtained, notice of a meeting shall be given at least ten (10) days before a meeting is held and not less than 60 days. See NRS 78.370 titled "Notice to stockholders." Regardless of whether an action to acquire or merge is ratified by noticing-up and holding a formal shareholders' meeting or by written consent, we are committed to providing our shareholders with complete disclosure documentation concerning a potential funding transaction or opportunity, including appropriate audited financial statements of the participant, if applicable, to the extent the same can be made available at the time. It is anticipated that all of such information will be disseminated to the shareholders either by means of a proxy statement
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prepared in accordance with Schedule 14A promulgated under the Exchange Act in the event that a shareholders' meeting is actually called and held, or by information statement prepared and disseminated in accordance with Schedule
14C promulgated under the Exchange Act in the event the corporate action is approved by the written consent of a majority.

Employees

Valley High has no employees. Depending upon the future prices of silver and gold, and possibly other precious metals, Valley High may hire consultants and independent contractors during the early stages of implementing its business plan. How such persons would be compensated has not yet been determined but it is conceivable that employees or consultants might be given stock options and the ability to exercise the same through the adoption of a formal employee and/or consultant compensation plan or program. If the ability to provide such consideration to employees and consultants requires us to file some type of registration statement with the Commission under the 1933 Act, we will consider doing so.

We have no immediate plans to retain employees until such time as our business plans warrant or justify the expense, or until we successfully acquire or merge with another entity or operating business that is willing to provide the means to explore the North Beck Claims and such a course of action thereupon becomes necessary or desirable. We may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

We are currently using as our principal place of business the office address of our president, John Michael Coombs, located in Salt Lake City, Utah. We have no written agreement and pay no rent for the use of this facility. Even if we had the capital, we have no current need or plans to secure commercial office space from which to conduct our business. Until such time as we commence the exploration of the North Beck Claims or we complete a partnership, joint venture or funding transaction of some kind, the type of office and other facilities that we will require is unknown.

ITEM 2. Management's Discussion and Analysis or Plan of Operation.

We are a start-up, exploration stage corporation and have not yet generated or realized any revenues from our business operations.

Selected Financial Data

Because Valley High has no exploration, development, or other operational mining-related activities, selected financial data would not be particularly meaningful. Reference is made to the audited financial statements of Valley High included in Part F/S hereof.

Starting in April 2004 when we emerged from dormancy, Valley High has incurred accounting costs and other expenses in connection with reactivating itself and the preparation and filing of this Form 10-SB registration statement, as amended. The total expenses for the second quarter ended June 30, 2005, resulted in a loss of $2,518. Since re-emergence from dormancy over a year ago, we have incurred total expenses of $6,857. This figure also represents our total or cumulative stockholders' deficit as of June 30, 2005. Funding of these and other expenses was from working capital provided by our only officer and director, namely, Mr. Coombs, a person who, because of his indirect
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ownership interest in our lessor, has an obvious vested interest in seeing the successful exploration of the North Beck Claims. Mr. Coombs's loans have been designated as "advances," inasmuch as they do not bear interest. In the event we were to someday become profitable, we may agree to pay Mr. Coombs back-interest for his advances, an eventuality that we believe is highly unlikely. However, we would likely not do so nor would Mr. Coombs request the same if doing so would adversely impact us or our liquidity. For further disclosure or information in this regard, reference is made to the subsection in Item 1 above of the Description of Business section titled "Agreement With Our Sole Officer and Director to Advance Certain Necessary Funds" and also the section immediately below.

Liquidity and Capital Requirements

At September 30, 2005 and as of today, we lack the necessary capital to implement a full-fledged mineral exploration program. As of the date of this third amended registration statement, we have approximately $90 in our checking account. Since our emergence from the dormant stage, our working capital has been funded by personal advances from an officer and director of the Company. These advances may someday be converted to equity, though there are no plans to do so at this time. These advances do not require interest payments at the present time and unless we become profitable, an event that appears to be unlikely at this time, we do not believe that it is at all likely that our agreement with our sole officer and director, Mr. Coombs, would be modified to provide for such. At present, there are no plans to charge interest. In the event we modify our agreement in the future with Mr. Coombs to allow for the charging of interest, we do not believe it would have any material impact on us or our liquidity because both we and Mr. Coombs would not agree to such a modification unless we were profitable.

Valley High will be able to satisfy its cash requirements for not only the next 12 months but at least for the next three (3) years in that our sole officer and director has committed himself to advancing what funds are necessary to satisfy our cash requirements and keep us current in our 1934 Exchange Act reporting obligations. We believe that this time period is consistent with the disclosure in our Plan of Operation described below in that we believe that within 2 or 3 years, we should be able to complete our business plan. If not, we will know by then what it will take to complete it. At the same time, when we have completed Phase One described below and we then reach the stage of being able to implement a program to explore the North Beck Claims, we will require considerable financing from a joint venture partner or other mining company partner. See "Description of Business" section in Item 1 of this Part above. Management believes that the ability to locate and "sign up" a joint venture partner or mining company partner of some kind may be difficult depending upon a variety of factors such as the price of silver and gold over the next year or two, the cost of mining exploration at that time, and possibly, interest rates, factors and circumstances that are beyond our control and which cannot be predicted with any certainty. Valley High currently has no specific sources of financing, including bank, private lending sources, or equity capital sources. Valley High also cannot assure anyone that we will be able to develop any joint venture partner sources in the future. Further, we are unable to guarantee that at the expiration of three years from now, that individual members of management will continue to advance us sufficient money to make us continue in our reporting obligations. We do not mean to imply, however, that individual members of management will NOT continue to advance us funds beyond the next 3 years, particularly if there is likelihood that we will be able to complete our business plan if we continue beyond the next 3 years. On the other hand, it is also conceivable
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that we can complete our business plan in less than 3 years or, we might learn that it cannot be completed within that time frame. If management does not desire to loan or advance sufficient funds to continue beyond the next 3 years for the simple reason that the prospects of our business plan look bleak, we may be required to look at other business opportunities, the form of which we cannot predict at this time as to do so would be highly speculative on our part.

To implement our business plan and explore the North Beck Claims, such as cleaning and dewatering old mine workings in order to sample or assay remaining stopes (i.e., underground lateral tunnels) and/or in order to drill for favorable or prospective mineralization, Valley High will need substantial additional funding from a strategic mining partner or joint venturer. Because this requirement is in the more distant future, management is only beginning to develop specific methods or plans of contacting and seeking out such possible joint venture and partnership candidates and, as of the date of this registration statement, we have not as yet contacted any person or entity that might be interested in so participating. Management expects that we will use joint ventures and partnerships to fund this stage of our business plan, provided that such relationships can be made and entered into and no assurance can be given that they will.

Contingency Planning

We have few assets and limited capital, with no operations and no current sources of income.

It is anticipated that we will require only nominal capital to maintain our corporate viability and necessary funds will be provided by our existing cash reserves and from our officers and directors for at least the next three years. However, unless we are able to enter into a partnership or joint venture relationship with an experienced entity willing to finance our intended exploration, we will likely not be able to achieve our operational goals. In such event, management will be forced to look at other business opportunities.

Plan of Operation

We are an exploration stage corporation. An exploration stage corporation is one engaged in the search for mineral deposits or mineralized material (reserves) which are not in either the development or production stage. Mineralized material is defined as a mineralized body, which has been delineated by appropriate spaced drilling or underground sampling to support sufficient tonnage and average grade of metals to justify removal. We currently have the right to explore the North Beck Claims, a contiguous group of patented mining claims which together comprise slightly over 470 acres of ground located near the town of Eureka, in Juab County, Utah. These mining claims contain two mining shafts or mines known as the Sacramento and the North Beck Mines.

Our overall business methodology and plans are to (1) complete the work sequences or milestones necessary to generate a geological report on our mineral claims (with proposed targets) in order to attract an interested joint venturer or partner; and (2) to contact prospective joint venturer mining companies and other prospective partners to finance and conduct an exploration program on the North Beck Claims. As set forth below, we characterize this coordinated, phased effort as Phase One and Phase Two, respectively, of our overall business plan. The following is a summary of these Phases, the former
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of which includes a proposed work or milestone sequence that must be completed in order to prepare and complete a geologic report on our mineral claims.
Phase Two is the stage in which we will be prepared to search out and contact a possible exploration joint venturer or partner for the purpose of implementing an actual mining exploration program on our mineral claims, specifically, to re-open, re-work and re-explore the mineral potential within the Sacramento and North Beck Mines. We are in the process of completing step, sequence or milestone No. 1 of Phase One below.

During the next twelve months and upon completion of Phase One of our business plan and plan of operation, we will enter Phase Two of our business plan. In Phase Two, we shall distribute our mining report to interested parties, conduct mineral claim tours, and otherwise actively seek out and investigate potential partnerships, joint venture and other funding arrangements with various known and unknown mining companies with the intention of getting such entities to provide the funding and expertise necessary to implement a serious and bona fide drilling exploration program on the North Beck Claims.

PHASE ONE

Work Sequences or Milestones to Be Completed in Advance of Seeking Out Exploration Partners/Joint Venturers. We have identified a 2-part work sequence or list of milestones that we, in conjunction with our expert, intend to complete over the next 12 months in order to approach and target prospective exploration partner or joint venture candidates. Our sole officer and director, Mr. Coombs, or our lessor, North Beck Joint Venture, LLC, has agreed to finance and advance the costs necessary to complete these work sequences or so-called preliminary "milestones." We consider this Phase One of our business plan. In order to complete Phase One, we have hired a geologist and environmental engineer for this purpose. His name is Bruce Yeomans. A copy of his consent to use his name in connection with our registration statement was attached to our second amended registration statement as Exhibit 99.5. While this individual is very familiar with the Tintic Mining District, unfortunately he is currently busy with other full-time employment. Currently and through the winter, he shall be employed by a Canadian mining company doing extensive mineral exploration work in Carlin, Nevada. At this time, we do not know who else we can hire who is similarly uniquely qualified to assist us with the completion of Phase One, particularly when Mr. Yeomans has access to and is aware of past information complied by Centurion Mines Corporation and Grand Central Mining, former lessees of the North Beck Claims, one of whom he once served as an employee. Having said this, however, Mr. Yeomans informed us as recently as last week that if he is unable to directly help us in the achievement of Phase One over the next several months, he will assist us in finding a replacement consulting geologist and expert or, he will be willing to oversee a qualified replacement expert that can prepare a report for us. Based on this conversation we have obtained the names of three other consulting geologists who have experience in the Tintic Mining District and who may be willing to assist us in the preparation of a necessary report. The issue is not how much Mr. Yeomans needs to be paid but, according to Mr. Yeomans, with his current work schedule and other commitments, it is finding the time. Thus, cost is not an issue.

The following explains each of our two (2) work sequences comprising Phase One of our business plan and plan of operation, more specifically, when each is expected to commence and be completed, and the estimated expenses associated with each such milestone or sequence.
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Work Sequence or Milestone No. 1.  To locate and collect all existing or known data previously compiled on the claims. Here is the current status of this work sequence or milestone: Prior to initiating this work sequence or milestone, the basic information known about the North Beck Claims has been contained in an extensive report on the area done in 1957 by the Bear Creek Mining Company. This report is known as the Jenny Lind Project Report and it covers a much wider and expansive geologic area than our mineral claims.
Other than this report, the only other information of any significance we have on our mineral claims (other than by means of a variety of maps) was provided to us approximately 3 or 4 years ago by the Abandoned Mine Reclamation
Project, a project or program overseen by the Utah Department of Oil, Gas & Mining (DOGM). This information included, among other things, information about the exact depths and locations of the Sacramento and North Beck Mines.
On October 14, 2005, and in direct response to Commission comments in this regard, we contacted the Utah Department of Oil, Gas & Mining (DOGM) to determine if they had any information on the North Beck Claims. We were unfortunately informed that they have no specific drilling, testing or assay information on the Tintic Mining District in their records or computers prior to 1975. (This does not mean that we should not visit their offices and see what other information they do have, if anything, relative to the North Beck Claims.) During these discussions, DOGM suggested that we contact the Juab County Recorder, which we did on October 17, 2005. The Juab County Recorder in Nephi, Utah, informed us that they do NOT possess any information regarding what types of excavations were historically done in the Tintic Mining
District, let alone the results of those tests or excavations. The only information they keep or maintain are ownership records of patented and unpatented mining claims located within Juab County. Even if they did possess information about the depths or dates that the Sacramento and North Beck Mines were dug or drilled (information they do not appear to have), they do NOT possess, and would not have kept, any information on the assay or other results. On October 17, 2005, we also contacted the Utah office of the federal Bureau of Land Management (BLM) and, after discussions with their Public Reference Desk, we faxed them the legal descriptions of the North Beck Claims for them to research what information they similarly might have concerning our claims, if any. The BLM has since informed us that they appear to have no information on our mineral claims, though they represented that they would keep looking and that they would also look at existing and available old plats to determine if they could uncover additional information for us. The exact nature of the BLM's information thus remains to be determined. We have also been invited to travel to Mammoth, Utah, to meet with Centurion Mines Corporation's former principal and look through their records which are currently located there in storage, all in order to see if Centurion Mines gathered or compiled any assay or other sampling results on the North Beck Claims during the 10 years they leased them. Centurion's principal was not certain but he thought that they lacked any additional information on the claims, other than what is contained in existing reports.
In the meantime, it is significant that Chief Consolidated Mining Company, the largest mining company to have operated in recent years in the Tintic Mining District, owns the property nearby and across the state highway from us, specifically, the Gemini Mine and the Bullion Beck properties. We have thus been endeavoring to contact them to determine what information they possess on our claims, if any, and the basic geologic formations contained thereon. Unfortunately, it appears that as a result of several millions of dollars of EPA clean-up costs imposed on Chief Consolidated in 2004, Chief Consolidated has closed or wound down its principal mining operations in the District.
This is not something we were aware of until recently. Accordingly, while they maintain a principal office in Philadelphia, we have also discovered that their Eureka, Utah, office has been closed. In sum, in order to complete this work sequence or milestone, we need to (1) visit Centurion Mines' storage facility (or be assured that nothing is there that relates to us); (2) visit
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DOGM's offices just to make certain that they have nothing relative to our mineral claims and the activity undertaken thereon in the past; (3) make certain that the BLM lacks any additional information on our claims; and (4) have been able to contact principals and custodians of records for Chief Consolidated Mining Co. to determine what assistance they can give us in order to complete this work sequence or milestone.

Based on the foregoing, we would expect that this sequence can be completed within the next 2 months or hopefully before Christmas of this year, though this is not something we can guarantee. Based on the considerable efforts we have recently made in this regard, we believe and would expect that completion of this process should take no more than two months, or three months at the very most, to accomplish.

Because our expert, Mr. Yeomans, has not yet had the opportunity to compare any new information we have provided to him to the various sources of information he has at his disposal, or even in his possession, we are not in a position of predicting whether or not Mr. Yeomans has all the information necessary to write a report. See Work Sequence/Milestone No. 2 immediately below. Assuming he does, we still need to exhaust what other sources of information we might have just to ensure that whatever report he does ultimately write for us, that he has all the information that is currently available and known. For this reason, we want to make certain that we contact Chief Consolidated Mining or its successors-in-interest, if any. In this regard, Mr. Yeomans did communicate to us last week that he is extremely busy working for a Canadian mining company doing exploratory work in Carlin, Nevada, and that he may be hard pressed to find the time to assess the information we will be providing. If so, he indicated that he would help us find another expert/consulting geologist that would have the time to do so, an expert he would also be willing to oversee. He also suggested contacting Chief Consolidated Mining and any successor-in-interest for this purpose. Not only would they have significant and substantial mineral records, but they may also have, or know, consulting geologists as skilled and knowledgeable of the Tintic Mining District as Mr. Yeomans and who could compile information on our claims and also write a report, thus helping us to complete Phase One of our business plan in less time than we might have otherwise expected.

Though we do not know for certain, we believe that Mr. Yeomans or a suitable substitute expert consulting geologist will charge less than $500 to thoroughly compile such existing data for us, all as outlined above. As disclosed elsewhere herein, our sole officer and director has agreed to finance this cost even if it exceeds $500. With respect to Chief Consolidated Mining, we should note that we do not at this time know what information they are willing to share with us, if any, or, if they are so willing, what they would charge us.

Work Sequence or Milestone No. 2. Once we have completed work sequence/milestone No. 1 and compiled all historic and any newly generated data, we intend to use our geologist/environmental engineer, Mr. Bruce Yeomans, or a suitable replacement expert and consulting geologist, to prepare and complete a detailed report for generating investor interest.. As of this date, and though Mr. Yeomans is NOT yet in the process of preparing any such report, we have provided Mr. Yeomans with what past mining and geology reports and information we have in our possession on the North Beck Claims, including information provided us approximately 3 or 4 years ago by the Utah State Abandoned Mine Reclamation Project on both the Sacramento and North Beck Mines. Assuming that Mr. Yeomans had all the information in his possession in order to commence writing such a report, we do not know what this report will
                                34
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cost but our sole officer and director has also agreed to advance this cost when the data is available in order for Mr. Yeomans or a replacement expert to prepare it. We suspect that the cost will be between $1,000 and $2,000 but we do not know for certain. Part of it will depend on how much time it takes Mr. Yeomans or a replacement expert to write it and, of course, how complicated it is. We then plan to distribute this report to target mining companies, that is, mining companies that we have determined are familiar with high-grade underground precious metals mineral ventures. We suspect that Mr. Yeomans, or a replacement expert whom we may be able to locate on our own or through Chief Consolidated Mining, may be able to complete this report within 6 or 9 months from now but much of this depends upon the completion of work sequence/milestone no. 1 identified above. To provide an exact completion date for this work sequence is therefore difficult to predict. We will know more on this score within the next couple of months.

Tasks that We Believe We Will NOT Have to Undertake In Order to Complete PHASE
ONE

Completion of Phase One identified above will NOT require surface sampling. This is because, according to our currently expert, we would need access to the Sacramento and North Beck mining shafts to conduct any meaningful sampling (i.e., underground sampling) and they are currently covered or closed-up and cannot be opened back up for exploration purposes without specific permission from DOGM. That is to say, since our real goal is to re-open, re-work and explore the Sacramento or North Beck Mines, surface sampling or sampling in areas other than in the Sacramento or North Beck Mining shafts themselves would not be of any assistance to us in completing Phase One of our business plan. On the other hand, we are also advised that, depending upon the quality or the nature of any tailings near the Sacramento and North Beck Mines, we may be able to do sampling, which would have the effect of underground sampling.

We also do not believe that we will need to evaluate the status of any adjacent mineral properties or claims simply because, according to our expert, the Sacramento and North Beck Mines are far enough away from our property lines and they have basically been drilled, to the best of our current knowledge, straight down. Accordingly, what mineralization that would exist in the Sacramento or North Beck Mines is not likely to trend off of our claims on to other, adjacent properties. This information may be wrong but, at this time, we find it very unlikely.

Finally, we believe we can complete Phase One of our business plan without having to locate claim corners in the field so that exact and precise property boundaries are known. We say this because we believe that our claim corners are fairly obvious to anyone who walks on our mineral claims with a map, though an interested investor/partner/joint venturer may desire more accuracy in this regard, thereby requiring a newer survey. The boundaries are already marked with old stakes. We therefore do not believe that this task would be a work sequence or milestone necessary for us to expend money on at this point in time until an interested partner or joint venturer requires it, or our expect is of the opinion that it is necessary. Accordingly, we do not intend to spend money for a new survey at this time. If required by a serious prospective partner or joint venturer, our sole officer and director or North Beck Joint Venture itself will likely fund this task, a task that may cost between $1,000 and $3,000. In sum, obtaining a survey of our property boundaries is not necessary at this time to be completed, though it may be in the future. While it is admittedly a standard work sequence comprising a minerals exploration program, we believe we have it reasonably covered at this time. We may change our opinion at such time as a prospective exploration partner requests a recent survey and we don't have one.
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PHASE TWO

Upon the completion of Phase One of our business plan and plan of operation detailed above, it will then be our intention to embark upon and undertake the following three (3) additional work sequences or milestones in order to carry out and complete Phase Two of our business plan.

Work Sequence or Milestone No. 1. Upon completion of a geology report that is necessary to generate investor interest, we intend to contact as many mining companies as possible that we can target and who we believe might be interested in partnering or joint venturing with us to explore the North Beck Claims. This is something we have detailed and elaborated upon in a subsection below titled "Means of Completing PHASE TWO and Locating an Exploration Program Joint Venturer or Partner." There is little more we can say. We cannot make an estimate of how long it will take to get a partner or joint venturer interested in our claims, assuming we can, nor can we make ANY positive assurance whatsoever that we can. It may take a year or two. It may take less. This is a task that we will undertake in the ordinary course of our business, particularly once a mineral exploration report is prepared by our expert. And this work sequence or milestone will be on-going. The only cost associated with this sequence will be mailing costs, photocopying costs of Mr. Yeomans' (or a substitute expert's) forthcoming report on our mineral claims, and long distance (if applicable) telephone call costs, all of which our sole officer and director has agreed to advance. It is difficult to estimate the amount of out-of-pocket costs associated with this work sequence. It shall depend on how many potential joint venture partners we are able to contact and how many mineral claim reports each one needs or wants. We do NOT believe that the cost of carrying out this work sequence or milestone is in any way prohibitive and even if it were, our sole officer and director has agreed to advance us the funds necessary to carry it out.

Work Sequence or Milestone No. 2. To conduct mineral claim tours with interested parties with the intent of leading to a suitable minerals agreement to explore the claims. This work sequence or milestone is self-explanatory and is something we will do with any interested party upon request. The cost associated with this sequence will be gas money to travel the 90 miles south of Salt Lake City to conduct such tours, the time it takes to do so, and possibly, paying Mr. Yeomans or other experts to venture with us and meet prospective partnership candidates when we undertake any such mineral claim tours. Once again, our sole officer and director has agreed to advance us the funds necessary to carry out this work sequence or milestone.

Work Sequence or Milestone No. 3. To keep abreast of ongoing EPA and Utah Department of Oil, Gas & Mining (DOGM) response activities in the district. This is something we can accomplish in the ordinary course of our business and if nothing else, by monitoring DOGM's website. We do not believe there is any particular cost associated with keeping abreast of the current state and federal regulatory climate or environment. Since our expert is currently employed by a large mining company and is otherwise currently working on another extensive exploration project, we also intend to rely on him to keep us up to speed on new regulatory developments. This is not to ignore that since the Eureka, Utah, area was designated as a Superfund Site by the EPA in July 2002, our lessor is on their mailing list and receives notice from the EPA with regard to important events or occurrences relating to the North Beck Claims. Our lessor has not recently received any notices of any kind other than a year or so ago, the EPA asked our lessor, North Beck Joint Venture, LLC, for permission to re-pave a frontage road located on the mineral claims and which parallels the state highway. Our lessor has heard nothing from the EPA since.
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Funding of Our Planned Work Sequences.  We do NOT at this time anticipate needing any outside funding to achieve the foregoing two Phases of our overall business plan. It is possible that this could change, but, at this time, we find it highly unlikely.

Means of Completing PHASE TWO and Locating an Exploration Program Joint Venturer or Partner. The specific steps that we intend to undertake in order to find a suitable joint venture or partnership candidate will include but not be limited to the following: First, we intend to identify those mining companies that are currently conducting exploration and extraction operations or activities in Utah, Nevada and Idaho. We will also identify those companies we know and whose principals we have met in the past who are located in Salt Lake City, Utah, Carlin, Nevada, Spokane, Washington, Vancouver, British Columbia, Canada, and London, England. We intend to target these particular companies because we are aware that they own, or have owned, mineral and mining properties in Utah, Nevada and Idaho, including Alaska, Canada and South America, and some are in the process of doing exploratory work, or have done extensive exploratory work, on those claims and others. We thus believe that these contacts would be suitable partnership and joint venture candidates to approach. At the same time, we also intend to identify additional companies or operators by checking records with DOGM and the federal Bureau of Land Management or any other state or governmental agency in which information about current mining activities in Utah and surrounding states is publicly available. In doing so, we will also have the opportunity to confirm the identify those mining companies whose principals we already know or have met personally, either directly or indirectly, all of whom are currently engaged in exploratory mining activities. We also believe that our geologist/environmental engineer, who is currently employed full-time by a large mining company, has the ability to give us names of companies operating in the Tintic Mining District and nearby (though it will be our obligation to contact such persons or companies). After identifying various possible candidates, we shall first attempt to telephone them one by one and speak with appropriate persons involved in their respective mineral exploratory decision-making process. After reaching each such person or persons, we will learn from each what each is looking for in this regard or otherwise interested in pursuing and whether the North Beck Claims might be something they would be interested in. If any of these candidates or possibilities communicates an interest in our mineral claims, we will find out exactly what information they desire from us and we will provide it to them as quickly and efficiently as possible. After that, and as the list of serious interested candidates gets smaller and smaller, we will follow up with each of such entity more closely and more aggressively and determine what additional information they need, if they are interested, what they would like to do next, whether they would like to tour the property, for example, whether they would like to conduct their own sampling or assays on our claims (to which we would have no objection) and if they are not interested, learn why. After providing reports and doing on site inspections and tours of our mineral claims, we will then sit down with such persons and find out exactly what they believe it would take to work with them on a project to explore the North Beck Claims. We do not know what more we can say in this regard without being unduly speculative. In sum, we intend to actively seek out and investigate potential partnerships, joint ventures and other funding arrangements by doing our due diligence and otherwise locating companies who we believe would be interested in exploring the North Beck Claims for their precious metals mineral potential. Some of these candidates we know and are already aware of. Others we hope to learn of through referrals and through our own due diligence and contacts in the Tintic Mining District and overall mining industry. As stated above, we will also likely become aware of operators in the Tintic Mining District by checking with DOGM on mining permits that have been applied for or issued in the Tintic Mining District.

We have no way of predicting how long it will take to locate a serious and genuine exploration partner or joint venturer, assuming that we even can, something of which we can give no assurance.

Form of Agreement with Prospective Exploration Partner/Joint Venturer Unknown at This Time. In the event that we find a joint venture/partnership candidate, one who is serious about working with us, we do not know what form any such joint venture or partnership agreement with them would take. We believe that we would likely have to give up control of the claims in some fashion and possibly a good portion of our stock, perhaps a large majority of it. It is possible or conceivable that we would have to issue such persons a controlling interest in our Company in exchange for their commitment to conduct a certain, designated amount of mineral exploration on our claims. Much of this would depend upon what a partner or joint venture candidate is willing to do in regard to actually exploring the North Beck Claims. Accordingly, the fact is that, at this time, it is difficult to predict what form any such agreement would take and, because we are not negotiating with anyone at this time, we do not believe it is appropriate for us to further speculate in this regard. Reference is made to the subsection in Item 1 of
Part I above titled "Pursuit of Partnership, Joint Venture and Outside Funding Opportunities."

The Exploration Program We Seek or Desire to Implement. The exploration program that we will attempt to solicit to prospective exploration partner/candidates includes but not be limited to cleaning and dewatering the Sacramento and North Beck mine workings in order to sample or assay remaining stopes (i.e., underground lateral tunnels) and openings. This will also include but not be limited to drilling and testing in these or nearby locations for favorable or prospective mineralization. As stated in the "Description of Business" section above, our secondary or alternative plan of operation will be to acquire additional mineral claims, if it turns out that exploration of the North Beck Claims is, for some reason, unfeasible. Having issued five million "restricted" shares in consideration for the acquisition of the North Beck Claims (by way of lease agreement), management believes that our first priority is to concentrate our efforts on establishing the partnership relationships necessary to explore the North Beck Claims.

The "Phased Nature" of Our Planned Exploration Process. With respect to any phased nature of our planned exploration process described in Phases One and Two above, we are currently undertaking sequence/milestone no. 1. of Phase One above. Once we complete this work sequence or milestone, we will commission Mr. Yeomans or a replacement expert to prepare a report to complete our 2nd milestone or work sequence, but before doing so, we need to satisfy ourselves that we possess all the geologic and other information that is available on our claims. As disclosed above, sequence no. 1 of Phase One should take no more than the next 2 or 3 months to complete. After completion of sequence no. 1 in a timely manner, we would then anticipate that Mr. Yeomans (or a replacement expert) can prepare his report within the following 3 or 4 months, assuming that he is available for this purpose. As stated above, Mr. Yeomans is currently tied up on a gold exploration project involving a Canadian mining company in Carlin, Nevada. He has informed us that he believes he will be tied up there throughout most of the forthcoming winter. Assuming that work sequence or milestone no. 1 can be completed sooner, we would have no reason not to believe that our expert would not be able to prepare a comprehensive report sooner than the 6 or 7 months from now. Some of this work Mr. Yeomans may be able to conduct from his onsite duty in Carlin, Nevada, or, if he is simply unable to assist us for want of time, Mr. Yeomans has indicated that he can oversee another expert or help us find another expert or consulting geologist. Mr. Yeomans also suggested trying to contact geologists who work or have worked for Chief Consolidated Mining Co., which owns as many as 19,000 acres of mineral properties in the Tintic Mining District.

As we have already stated above, Phase Two of our business plan is and will be part of our ordinary course of business and there is no particular time limit upon it at this time: it will be on- going. As to work sequence 2 of Phase Two, we will be happy to give mineral claim tours to any interested person upon request and each occasion will take a day or two to accomplish depending upon how much time an interested partner, investor or joint venturer wants to spend physically inspecting the North Beck Claims themselves, claims that comprise 470 acres or approximately three quarters of a square mile. Such potential partnership candidate may also want to have its own experts physically inspect the claims and conduct their own sampling. In short, we believe that within at least the next 7 to 9 months, and hopefully less, we will be in a position to undertake sequence no. 1 of Phase Two, that is, approach potentially interested mineral exploration partners and joint venturers and otherwise disseminate our then-existing mineral claims report.

Our "Day to Day" Operations. With respect to our "day to day" operations, our sole officer and director has other full time employment, as is repeatedly stated elsewhere in this document. He will therefore NOT be devoting his full time and energy, on a daily basis, to our Company or the completion of our two Phases. We can say, however, that completion of, and carrying out, our Phases involves reliance on other experts and Mr. Coombs fully expects to line up and hire the necessary experts to complete each of the work sequences and milestones comprising our two operational Phases, many of which can go on simultaneously. To the extent that this requires us to make a phone call or two at least every day, and otherwise follow up with people, we will do that. To the extent it requires more, we will do that also, even if it is on a daily basis. At some point, we will be waiting for experts to complete reports and the compilation of data and what-not in order for us to proceed with our intended exploration plan. When that is the case, there will be little we can do "day to day," other than to wait for those tasks to be completed by them, circumstances that will largely be beyond our direct control. We will also have to wait for prospective joint partner candidates to "get back to us" while they review the materials we will have furnished them. If and when we are waiting for such persons "to get back to us," there is little that we will be able to do on a "day to day" basis.

Resulting Situation in the Event That a Successful Exploration Program Were Completed. It is noteworthy that even if we were to complete a successful mineral exploration program and we successfully identify a mineral deposit (something to which there can be no assurance whatsoever), we will still have to raise substantial additional funds in order to undertake further drilling and engineering studies (i.e., development) to determine if that mineral deposit does in fact have commercial viability. In short, there are three basic categories of operation in mining: exploration, development, and extraction. Put another way, if in fact we embark upon and undertake a successful mineral exploration program, we would still be required to complete the second phase, namely, that of "developing" the claims in order to undertake actual mineral extraction. We can make no assurance that we can complete a successful exploration program or, that if we do, it would lead to further development of the mineral claims, let alone the successful development, for extraction purposes, of the mineral claims.

Current Status of Our Leased Mineral Claims. In accordance with generally accepted accounting principles, we have valued our lease of the North Beck Claims at zero on our balance sheet. See Part F/S of Part II below, located on page F-1 thereof. In spite of this accounting valuation, a valuation that is required because the mineral claims have no "proven reserves," management nonetheless believes that the North Beck Claims have value for exploration purposes, though this remains to be fully and completely determined. This belief, among other reasons, is based on the fact that the Coombs Family has been able to lease the North Beck Claims in the past to mining companies that were knowledgeable and informed about the Tintic Mining District and its precious metals and overall mining potential. Management's belief that the North Beck Claims have value for exploration purposes is also based on the fact that there are two large mines or mining shafts on the mineral claims, one of which is approximately 1,600 feet deep, another of which is 1,000 feet deep. See heading in the "Description of Property" Item below titled "The Sacramento Mine" and the additional heading below titled "The North Beck Mines or Shafts." This exploratory activity required considerable historical investment and activity. In order to test or determine management's good faith belief as to the potential value of the North Beck Claims, we will need to prepare a mining or minerals report and then, we will need to do what we can to further explore the mineral claims. This will require substantial additional capital to be provided by a prospective mining partner/joint venturer. In the event that Valley High cannot engage or entice a prospective mining partner or joint venturer to explore the North Beck Claims, management may have to consider other business options, such as ceasing operations altogether or merging or reorganizing with another business or entity not engaged in mining or the mining industry.

Possible Assistance of Third Parties in Obtaining an Exploration Partner or Joint Venturer. Assuming we need third parties to assist us in contacting interested mining partners/joint venturers, management intends to compensate any such person or firm on a contingency basis. No up front cash will be paid to anyone for such services, particularly when we lack any cash for any such purpose in any event. We thus intend to defer any compensation that might be due or owed any such person, consultant, advisor or broker-dealer until such time a partnership transaction can be finalized and we can be assured that, but for them, we would not have entered into such a transaction. If we engage outside advisors or consultants in our search for an exploration partner or joint venturer, we will have to make a determination as to how such persons will be compensated. At present, we have no intention of hiring or retaining, on a contingency basis, any outside advisors or consultants for this purpose.

Employees. As stated elsewhere in this document, we do NOT intend to use or hire any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that we will be able to operate in this manner and to continue our search for partners, joint venturers and other funding opportunities.

Future Need to Obtain a Mineral Exploration Permit from DOGM. In the event that we obtain the mining partners necessary to engage in a mineral exploration program, we, or our partner(s), will have to incur the added expense of going through the state regulatory process necessary to obtain the requisite mining exploratory permits. See the section in Item 1 above discussing the exploration permitting process in Utah. We do not at this time know what the cost of going through the permitting process, however, based on recent discussions with DOGM, we do not believe this cost would be substantial. Reference is made to the section above titled "Regulatory Process Involved in Obtaining An Exploratory Mining Permit" in which we explain the exploration permitting process in Utah. We would hope that any exploration partner or joint venturer we enter into business with will have gone through this process before and will thus have the staff, know-how, and other resources and capabilities to proceed through this process quickly and efficiently. The permitting process in this regard directly affects our Plan of Operation because it requires the expenditure of additional funds, funds in addition to those necessary to actually explore the North Beck Claims.

Cost of Engaging in a Mineral Exploration Program Unknown. Assuming that we do in fact locate an interested partner or joint venturer willing to finance a mineral exploration program, we have no current way of predicting what a mineral exploration program on the North Beck Claims, specifically, the Sacramento and North Beck Mines, would ultimately cost, let alone any stages or phases thereof. This is because our management has not only never engaged in actual mineral exploration before (i.e., drilling activity), but we do not currently know how or where any such mineral exploration partner or joint venturer would want to go about exploring the North Beck Claims. This would obviously depend upon a multitude of factors currently far beyond our control and expertise, not the least of which is what the goal of such a program would be and where it would best commence, i.e., in the Sacramento Mine, the North Beck Mine, or elsewhere on the mineral claims, factors within the province of those persons financing and directly engaging in the same with us.

ITEM 3. Description of Property.

Executive Offices

Our executive office is located at 3098 South Highland Drive, Suite 323, Salt Lake City, Utah, 84106-6001. Our telephone number is 801-467-2021 and our fax number is 801-467-3256. This is also the business office address of our president and chairman of the board. We pay no rent for the use of this address or facility. We do not believe that we will need to maintain any other or additional office at any time in the foreseeable future in order to carry out our plan of operations described in this document. Valley High believes that the current facilities provided by our president are adequate to meet our needs until we become more fully operational.

The North Beck Mining Claims Acquired By the Company By Lease Agreement

The North Beck Mining Claims ("mineral claims") acquired by the Company on April 19, 2004 by way of lease agreement with North Beck Joint Venture, LLC ("North Beck"), a company controlled, directly and indirectly, by Valley High's president and chairman of the board, are located in the Tintic Mining District of Juab County, State of Utah, approximately 90 miles south of Salt Lake City and directly west of, and adjacent to, the town of Eureka. More particularly, the mineral claims are also located directly north and across a paved two-lane highway from the Bullion Beck Mill and the Bullion Beck properties. In addition, a now abandoned mine known as the Gemini Mine is but a few hundred feet away from the mineral claims. A copy of two maps of our mineral claims are inserted below. One is an aerial photograph of our mineral claims (also showing the property boundaries) supplied to us by the federal Environmental Protection Agency. The second is a topographical drawing drafted and undertaken by the Utah Department of Oil, Gas & Mining (DOGM),
The latter drawing or map shows the actual location of our North Beck mineral claims west of the town of Eureka, Utah. This map also shows where the Sacramento and North Beck Mines are located.

See the pdf files which are attached to this filing.

Our mineral claims contain three (3) separate mines and numerous prospecting pits. One of the mines is as deep as 1,000 feet, another is reportedly 1,600 feet deep. These mineral claims were owned, as long ago as 1933, by the North Beck Mining Company, claims which the Coombs Family acquired in 1974 and have owned ever since. They lie directly within the Jenny Lind Tract of the Tintic Mining District of Juab County, Utah. The precise legal description of these
470.097 acres is contained in Exhibit "A" to the mining lease agreement, itself attached to our original registration statement as Exhibit 10(i). The legal description is also contained in Ex. 10(ii).

The favorable or prospective mineralization of interest in the North Beck Claims is of the siliceous copper-gold-silver category with minor amounts of lead and zinc.

A spur line of the Union Pacific Railroad lies directly across the street from the North Beck Claims. Approximately, a year ago, the EPA obtained permission from us to re-pave or re-surface the frontage road on the mineral claims and we gave them such permission. We are not certain whether they have completed this task. We believe that this makes, or will make, the mineral claims somewhat more accessible. There is currently no minerals extraction equipment on our mineral claims. Nor are there any other mining-related infrastructure facilities. While there were at one time head frames situated above the actual mining shafts of the Sacramento and North Beck Mines, these head frames are dilapidated and in disrepair and would need to be substantially rebuilt to be of any significant use today. Finally, there are no direct sources of power that can be utilized at or on the mineral claims even though the claims do actually border the city limits of Eureka. We have not investigated and do not know if our proximity to the town of Eureka would make it easier or less expensive to bring power to the mineral claims or the actual Sacramento and North Beck Mines. We do not believe it would make a difference, particularly considering that brining power to the claims for exploratory purposes would likely be only temporary.

Though the reader may wish to review the lease agreement itself, Ex. 10(i), the major terms of the lease agreement are summarized as follows:

In April 2004, Valley High issued the lessor and owner of the North Beck mineral claims, 5,000,000 restricted shares of its stock as lease consideration. Valley High valued this stock issuance, on its books and records, at $30,000. Valley High is obligated to spend $15,000 over the 5-year lease term in exploration, development and similar costs for the benefit of the North Beck Claims. Any shortfall at the end of the 5-year lease period is due and payable in cash to North Beck. This provision is typical in a mining lease agreement of this nature. However, since the money we will be providing to our expert/consulting geologist improves the North Beck Claims, this money will be a credit against our 5-year work commitment of $15,000. North Beck has also agreed to indemnify and hold Valley High harmless from any Environmental Protection Agency (EPA) claim or claims by a similar state agency based solely on past mining contaminations or other environmental violations or damage. The mining lease contains an option to buy the subject mineral claims from North Beck for $3,000,000. The lease expires on April 18, 2009. The lease provides Valley High with the option to renew the lease in 5-year renewals on substantially the same terms and conditions.

Under the lease, Valley High is also obligated to pay a 3.5% net smelter return royalty to North Beck on all mineral-bearing ores sold, which is due and payable 45 days after payment is received from the smelter or buyer. The mining lease agreement also gives a credit to Valley High for the first $30,000 of net smelter royalties owed to North Beck as a result of the 5,000,000 shares issued to North Beck as lease consideration. Management believes and understands that providing a credit for net smelter returns is fairly typical in a mining lease agreement of this nature and such a provision has been in other mineral leases involving the North Beck Claims.

The Sacramento Mine

One of the two deepest shafts or mines located on the mineral claims, one that also contains a head frame, is called the Sacramento. This mine is located along Cole Canyon Road just west of Eureka. Access to the site can be gained by the interconnection of secondary dirt roads. From downtown Eureka, the intersection of the secondary road is located 0.8 miles west along U.S. Highway 50 and 6 and approximately 0.3 miles west of the Bullion Beck head frame. Following the dirt road north and bearing east, the shaft is found on the western side of the road and adjacent to the first major dump up Cole Canyon. The road has a small washout near the highway and may require minor grading for stream crossing.

According to data from the Abandoned Mine Reclamation Program, a program instituted and overseen under the auspices of the Utah Department of Natural Resources, Division of Oil, Gas & Mining (DOGM), the Sacramento consists of a 14 x 19 foot vertical shaft presumed to be at least 1,000 feet deep and closing to 12 x 20 feet at 8 feet deep. During the 1990's, the Abandoned Mine Reclamation Project measured the Sacramento to a depth of 563 feet where resistance to further probing was met. At this depth the shaft was believed to be bridged or caved. The shaft has a flat concrete collar which, according to the Abandoned Mine Reclamation Program, appeared stable.

In the mid-1990's, with the permission of North Beck Joint Venture, LLC, the owner, the Abandoned Mine Reclamation Program covered over the Sacramento by placing a mesh and concrete grid over the hole as outlined under Section 0250 of the DOGM's Mine Closure Rules. It also made provisions for drainage control by constructing a 12 inch berm around the perimeter of the shaft as further described in Section 0250 of the Mine Closures Rules.

The North Beck Mines or Shafts

A second deep mine or shaft on the mineral claims is called the North Beck. This site is located to the north of the dirt road in Jenny Lind Canyon. From Eureka City Cemetery, one goes 0.75 miles west and then takes the right fork up the Jenny Lind Canyon 1.9 miles, then at another right fork, one goes further up the Canyon 0.2 miles. This site is located to the north of the road near the bottom of a low ridge. Because this site cannot be reached by automobile, access to the site is by heavy equipment or possibly a four-wheel drive vehicle.

The North Beck shaft is over 1,600 feet deep, having a shaft with dimensions of 15 feet by 15 feet. The shaft is located on top of a large dump dominating the site. The collar of the shaft is partially covered with wood and has framing extending down the shaft. A fence surrounds the collar.

A second, smaller North Beck shaft is nearby. This shaft has a collar 12 feet by 14 feet and contains a hole approximately 50 feet deep.

During the mid-1990's, at the same time that the Abandoned Mine Reclamation Project covered over the Bullion Beck, the Sacramento and the Gemini Mines, it also covered over the North Beck and Sacramento Mines. These latter shafts were covered a little differently, however. A rebar grate closure over the shafts was installed on both mines to eliminate any entry by the public. The rebar grate was constructed out of No. 8 rebar and has dimensions of 20 feet by 20 feet. The grate was designed to cover an area of 400 square feet over the large North Beck shaft. The fence surrounding the collar of the shaft was repaired at the conclusion of the installation of the rebar grate closure. Because the Abandoned Mine Reclamation Program had to destroy timber to gain equipment access to the site, the Program revegetated about 0.1 acres of area disturbed during the reclamation.

Current State of Affairs

Approximately 5 or 6 years ago, North Beck Joint Venture, LLC, gave permission to the Abandoned Mine Reclamation Program administered by the Utah Department of Oil, Gas and Mining (DOGM) to cover the Sacramento and North Beck Mines in order to eliminate any future liability for someone falling down the shafts, the very purpose of the Program. This was a wise course of action because, though any such persons are trespassers by law, there are frequently hikers and snowmobilers in the Tintic Mining District area.

Significantly, however, in covering over the openings of the mines, neither the Sacramento nor the North Beck Mines have been filled in with dirt or any other solid substances. This means that these mines can all be re-opened and re-worked again if the proper regulatory permits are obtained. See "Government Regulation" section above. W have taken no steps to obtain the regulatory permits necessary to re-open and re-work the mines and unless and until we obtain the necessary capital and funding to do so.

Based on the work of the Abandoned Mine Reclamation Program, all of the existing underground workings in the Sacramento and the North Beck Mines are currently inaccessible. It is not known for certain whether or not ore minerals of commercial grade were ever encountered in the old workings and it is also not known for certain whether minerals having significant value were ever produced or extracted from the mineral claims directly. As we have disclosed above in our Plan of Operation, upon the completion of Work Sequence No. 1, we will hopefully be able to make a more accurate determination in this regard. We are hopeful that there is information somewhere concerning what was encountered when the Sacramento and North Beck Mines were dug some-50 years ago or longer. At present, we do not possess these or any other records indicating the results of such past mining activity on the North Beck Claims, let alone whether or not ore minerals of commercial grade or quantity have ever been encountered on the mineral claims. We are also not aware, at this time, of whether there was ever any actual production or removal of any precious metals from mining activity that occurred on the North Beck Claims.

Future Plans for the North Beck Claims In The Event Necessary Exploration Capital and Funding Is Obtained

Due to lack of capital, we have no present plans to clean, dewater, open up or otherwise rehabilitate of the old workings in the Sacramento and North Beck Mines in order to conduct sampling or assaying. Any exploration will be in the nature of testing and, if sufficient evidence is obtained, possible drilling for favorable or prospective mineralization. In such event, we will be subject to regulation by the Utah Division of Oil, Gas and Mining (DOGM). See "Government Regulation" section above. It should be again emphasized that the potential for pursuing an extensive permitting process in order to further drill or test the claims is dependent on the prices of gold and primarily silver. We have no timetable in this regard for the simple reason that no capital is currently available for such purpose.

The known mineralization of interest in the North Beck Claims is of the siliceous copper-gold-silver category with minor amounts of lead and zinc. The possibility of the North Beck Claims attaining the status of a silver or gold producer is completely unknown and will depend upon the results of any future exploration program engaged in by us, if any. At the present time, the North Beck Claims have no specifically known viable mineral deposits or ore reserves. Accordingly, the objective of any future geological mapping and other work will be to determine what exploration program, if any, to pursue.

ITEM 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information, to the best of our knowledge, as of the date of this document, with respect each person known to be the owner of more than 5% of common capital stock of us, each director and officer, and all executive officers and directors of the Company as a group. As of the date of this document there are 5,281,313 common capital shares issued and outstanding.


                                                                 Percent of
                                    Number of Shares of          Ownership of
                                      Common Stock               Common Stock
Name of Beneficial Owner            Beneficially* Owned          Outstanding
----------------------------       ---------------------         ------------
John Michael Coombs (1)
2435 Scenic Drive
Salt Lake City, Utah 84109               5,000,000(2)                 94.7%

Directors and officers as a
 group (1 person only)                   5,000,000                    94.7%



* Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable, or exercisable or convertible within 60 days, are also deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. Having said this, the Company has no outstanding stock options, warrants or compensation plans of any kind.

(1) Mr. Coombs is the president, secretary/treasurer, CEO, CFO, and chairman of the board of the Company. He has been an officer and director of the Company since October 24, 2003. Since April 19, 2004, when the merger/change of domicile transaction became effective by operation of law, he has been our only officer and director.

(2) This figure represents the 5,000,000 "restricted" shares acquired by virtue of the April 19, 2004, mining lease agreement with North Beck Joint Venture, LLC ("North Beck Joint Venture"), a Utah limited liability company of which Mr. Coombs is the manager and a member. Its address is 2435 Scenic Drive, Salt Lake City, Utah 84109. The owners of North Beck Joint Venture, LLC, are the John Michael Coombs Family Living Trust, Coombs Brothers Investment Co., LLC, a family Utah limited liability company, and the Kathleen
C. Remington Trust, J.M.Coombs, Trustee. Mr. Coombs controls each of these members of North Beck, both directly and indirectly.

ITEM 5. Directors and Executive Officers, Promoters and Control Persons.

Executive Officers and Directors

The current and only director and officer of Valley High is as follows:


Name                        Age       Position
------------------        -------     -----------------------------------
John Michael Coombs          50       President, Chief Executive Officer,
                                      Director (Chairman of the Board),
                                      Secretary/Treasurer, and CFO or
                                      Chief Financial Officer


The Company does not currently have a vice president or any other officer or director.

JOHN MICHAEL COOMBS, Director and President. Mr. Coombs practices law in the State of Utah with the law firm of MABEY & COOMBS, L.C., a firm formed approximately five years ago. Prior to that time, Mr. Coombs practiced law as a sole practitioner and office-shared with other lawyers and law firms. During the past six or seven years, Mr. Coombs has, from time to time or on occasion, acted as an arbitrator for the National Association of Securities Dealers, Inc. (NASD). Mr. Coombs has served as an officer and director of Valley High since October 24, 2003. Since becoming an attorney in 1982, Mr. Coombs has specialized in general corporate matters, particularly civil and business litigation. In 1977, Mr. Coombs graduated from Gonzaga University, in Spokane, Washington, with a B.A. degree. In 1981, he graduated from Loyola Law School in downtown Los Angeles, the adjunct law school to Loyola Marymount University located in Westchester, California. Mr. Coombs received an honorable discharge from the United States Marine Corps (USMC) in 1975. He has been a member of the Screen Actor's Guild (SAG) since 1978. He is married with three sons.

Mr. Coombs does NOT presently devote, nor does he intend to devote, his full time to the management of the Company. Since Mr. Coombs has a full-time job, he estimates that he will devote between 1% and 10% of his time to us. We believe that this number may translate into as many as 10 hours per week but we are not certain and have no way of predicting how many hours will be required of Mr. Coombs to endeavor to carry out our business plan. We believe that if it takes more than 10 hours per week of his time, Mr. Coombs is willing to devote those additional hours as necessary to make Valley High's business plan successful.

Between 1995 and February 2000, Mr. Coombs served on the board of directors of a company known as WideBand Corporation, a computer hardware manufacturing company located in Gallatin, Missouri, which trades on the Pink Sheets under the symbol ZWBC.PK and which was formerly known as Vis Viva Corporation. We do not know if Vis Viva Corporation would have been classified as a "blank check company" inasmuch as it was formed in approximately 1980 or 1981, that is, over 10 years before the advent of Rule 419, the so-called "blank check company" rule. From 1978 through June of 2003, Mr. Coombs also served on the board of a company known as LipidViro Technologies, Inc., which currently trades on the OTC Bulletin Board under the symbol LVRO.OB and which at that time was known as Anticline Uranium, Inc. Mr. Coombs had served on the board of LipidViro's predecessor, Anticline Uranium, Inc., since approximately 1978. In 2000, Mr. Coombs became the president of Anticline Uranium, Inc., and served as such until approximately June of 2003 when control of the company changed and its name was changed to LividViro Technologies. Mr. Coombs has never been an employee of North Beck Joint Venture, LLC, Vis Viva Corporation, WideBand Corporation, Anticline Uranium, Inc., or LipidViro Technologies, Inc. Other than a company known as Groen Brothers Aviation, Inc., a company on whose board Mr. Coombs served during the 1980's, Mr. Coombs has never been an officer of or served on the board of directors of any other "publicly held" or "reporting companies" that he can recall.

As is also disclosed in footnote (2) of ITEM 4 above titled "Security Ownership of Certain Beneficial Owners and Management," Mr. Coombs is the manager and a member of North Beck Joint Venture, LLC, a family limited liability company. Mr. Coombs personally owns one third of North Beck Joint Venture, LLC, through his family living trust. He also owns another 15% of another one third of North Beck Joint Venture through another family limited liability company known as Coombs Brothers Investment Co., LLC, which itself owns one third of North Beck Joint Venture, LLC.

We deny that any person other than Mr. Coombs "controls", or has the power to "control," us as contemplated in the "control person" provisions of both state and federal securities laws and as the word "control" is further defined in Rule 405. We may engage consultants in the future but to the extent we do, management does not believe such persons will have an ability to "control" us or our decisions, either directly or indirectly. Further, if we enter into any consulting agreement with any consultant, such agreement will provide that to the extent the consultant ever acquires a direct or indirect interest of 5% or more of our issued and outstanding securities, the consultant will so notify us and otherwise undertake whatever reporting obligation is required of him.

No officer or director has been involved, directly or indirectly, in any bankruptcy or insolvency proceeding of any kind.

None is currently involved in any litigation nor has any been involved in any litigation that would have a bearing on any such person's fitness or other ability to act and serve as a director or officer us.

Board Meetings and Committees

After October 24, 2003, the then-existing Board of Directors of what was then known as "Valley High Oil, Gas & Mining, Inc.," a Utah corporation, met and also conversed on the phone. These members of the Board of Directors, which consisted, at that time, of three individuals, attended or were present at all meetings held; in particular, all were present at the shareholders' meeting held on March 26, 2004. Action taken by the Board since October 24, 2003 was generally implemented by written consent. See, e.g., Ex. 99.2 attached to our original registration statement, a copy of the Board's most recent written consent. On April 19, 2004, the effective date of our domicile change to Nevada, we became known as "Valley High Mining Company." As per the terms and conditions of the change of domicile transaction, we reduced our board members to one (1), for the time being, namely, Mr. JM Coombs. The purpose of this is for ease of operation during this registration and transition period. The current Board of Directors (currently consisting of Mr. Coombs only) has established no committees. After the effective date of the change of domicile transaction, Mr. Coombs, as our only board member, appointed himself as our president, CEO, secretary/treasurer and Chief Financial Officer (CFO) for the ensuing year.

As set forth in our Nevada Articles of Incorporation and Bylaws, copies of which are attached to our original registration statement as Exs. 3.1(iii) and 3.2, respectively, all directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Though we have not compensated any director for his or her service on the board of directors or any committee, directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the board of directors and any committee of the board of directors. Due to our current lack of capital resources, the current director and any future directors will likely defer his, her or their expenses and any compensation due and owing them, if any, until such time as we can raise sufficient funds to explore the North Beck Claims. As of the date of this document, Mr. Coombs, is currently the only director of us and has NOT accrued any significant expenses other than time. Mr. Coombs, a lawyer, has prepared this registration statement, as amended and will respond to the Commission comments for which he will receive no compensation in the form of cash or stock. See Part F/S below. As further set forth in our Articles and Bylaws, officers are appointed annually by the Board of Directors and each executive officer serves at the discretion or will of the Board of Directors. We currently have no standing committees.

ITEM 6. Executive Compensation.

Because there is no compensation to disclose under this Item, we have not prepared a Summary Compensation Table as would otherwise be required.

We have not adopted a bonus, stock option, profit sharing, or deferred compensation plan of any sort for the benefit of our employees, officers or directors. This, however, does not mean that we will not do so in the future. Further, we have not entered into an employment agreement of any kind with any of our directors or officers or any other persons and no such agreements are anticipated in the immediate or near future.

Absence of Management Employment Agreements and Compensation

We do not pay any of our officers any salary. We do not provide any other benefits to our officers. We do not have any written agreements with any of our officers and directors. Each of the officers and directors may engage in other businesses, either individually or through partnerships, limited liability companies, or corporations in which they have an interest, hold an office or serve on boards of directors of other companies or entities. All officers and directors have other business interests to which they devote their time. Because Mr. Coombs has full-time employment as an attorney, he will probably devote no more than between 1% and 10% of his time to us and our affairs.

Other Key Advisors and Consultants

Valley High has access to several outside professional firms that can counsel us and provide important advice during our exploration stage. The terms of engagement of these firms will be determined from time to time as their services may be required.

Remuneration of the Board of Directors

Mr. Coombs currently does not receive any compensation, but may receive compensation for his services as determined in the future. This is also true of any officers or directors that join Mr. Coombs and also end up serving on our board. As stated above, all directors are entitled to be reimbursed for any out-of-pocket expenses incurred by them in behalf of the Company.

Absence of Keyman Life Insurance

Valley High does not own life insurance covering the death of any officer, director or key employee. Based on our lack of capital, the fact that Mr. Coombs is NOT an expert in mining, and the existence of other, capital-driven priorities, it is doubtful that we would spend money towards key man life insurance, even if we had sufficient cash on hand for this purpose.

ITEM 7. Certain Relationships and Related Transactions.

Except for the acquisition of the North Beck Claims by written lease agreement, mineral claims owned and controlled by our president and his immediate family, there have been no other transactions between us and the directors or officers or any member of any such person's immediate family. That is to say, the mining lease agreement is the only transaction involving the Company that has NOT been "at arm's length." The terms of the mining lease agreement were deemed fair and reasonable in the judgment of our Board of Directors on the basis of prior or past lease agreements involving the North Beck Claims, a right and power that boards of directors have under Nevada state law. The Board of Directors also believes that the mining lease terms given to and negotiated with Valley High are just as fair as they would have been to any interested but unrelated third party.

As is also disclosed in footnote (2) of ITEM 4 above titled "Security Ownership of Certain Beneficial Owners and Management" and as is further disclosed near the end of the subsection above titled "Executive Officers and Directors" of ITEM 5 above which is itself titled "Directors and Executive Officers, Promoters and Control Persons," Mr. Coombs is the manager and a member of North Beck Joint Venture, LLC, a family limited liability company. Mr. Coombs personally owns one third of North Beck Joint Venture, LLC, through his family living trust. He also owns another 15% of another one third of North Beck Joint Venture through another family limited liability company known as Coombs Brothers Investment Co., LLC, which itself owns one third of North Beck Joint Venture, LLC.

As disclosed elsewhere above, our president, chairman of the board and majority stockholder has agreed to advance us sufficient funds to ensure that we remain current in our "reporting" obligations with the Commission and also as necessary to implement and carry out our two distinct Phases of operation identified in our Plan of Operation above. These advances do NOT bear any interest and while there is no written agreement in this regard between us and our sole officer and director, both us and our sole officer and director consider his agreement to advance us money as a legal obligation. If at such time as we would become profitable, if we ever did, we would consider paying Mr. Coombs back-interest on his advances but only if doing so would have no material impact on our capital resources and liquidity.

Like any other corporate officer or director, each director and officer is subject to the doctrine of usurpation of corporate opportunities only insofar as it applies to business transactions in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If any director or officer is presented in the future with a business opportunity that may conflict with business interests identified by the Company, such an opportunity must be promptly disclosed to the Board of Directors and otherwise made known to the Company. In the event that the Board rejects an opportunity so presented, and only in that event, can one of the Company's officers or directors avail himself or herself of such opportunity. In spite of these eventualities, every effort will be made to resolve any conflicts that may arise in favor of the Company and its stockholders. There can be no assurance, however, that these efforts will be successful. Reference is also made to the subheading in Item 1, Part I, above titled "Potential Conflicts of Interest" which in turn references the Company's commitment and obligation to comply with, among other provisions of Nevada law, NRS 78.140 titled "Restrictions on transactions involving interested directors or officers; compensation of directors."

We are not aware of any additional disclosures that we must make in conformity with Item 404 of Regulation S-B.

ITEM 8. Description of Securities

Our authorized stock consists of fifty million (50,000,000) shares of common capital stock, $0.001 par value. There are currently 5,281,313 shares of common capital stock issued and outstanding. As of our December 31, 2004 year end and our quarter ended March 31, 2005, including the date of this amended registration statement, there are no options, warrants, stock appreciation rights, or other rights similar in nature outstanding which currently obligate Valley High to issue any additional common stock to anyone. Our common stock is considered a "penny stock" because it meets one or more of the definitions in Commission Rule 3a51-1 of the Exchange Act. These include but are not limited to the following: (i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the NASD's automated quotation system (NASDAQ), or even if so, has a price less than five dollars ($5.00) per share; OR (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated thereunder by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.

Potential investors in our common stock are urged to obtain and read such disclosures carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Commission Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements.

Compliance with the foregoing requirements may make it more difficult for investors in our stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

Common Capital Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for such purpose. In the event of dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities of Valley High, subject, of course, to the prior distribution rights of any preferred stock that may be outstanding at that time. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares, which means that the holders of more than 50% of such outstanding shares voting at an election of directors can elect all the directors on the board of directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors.

As of the date of this amended registration statement, there were 1,153 shareholders of record. There are no shares of preferred stock or any other class authorized or outstanding.

Stock Transfer Agent

Atlas Stock Transfer Corp. ("Atlas") is our stock transfer agent and has served as such since our initial public offering in February 1980. Atlas is located at 5899 South State Street, Murray, Utah 84107, phone no. 801-266-7151.

                            PART II

ITEM 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Market Information

The common stock of Valley High is not traded, quoted or listed on any stock exchange, any NASDAQ Stock Market medium or the "Pink Sheets." When we did our change of domicile transaction last year and became a Nevada corporation, NASDAQ assigned us a new symbol, "VHMC.PK," but apparently this was only because we had been listed in the Pink Sheets during the 1980's and thus, we had a stale Pink Sheet symbol. Be this as it may, there is currently no public market for our common stock and no market price data to report. Valley High intends to obtain inclusion on the OTC Bulletin Board in the future, but there can be no assurance that our common stock will be included in this trading medium. Even if quotation on the OTC Bulletin Board is achieved, there is no assurance that our common stock will be actively traded. As a consequence, there can be no assurance, in any event, that there will be liquidity in our common stock.

Currently, there are 5,281,313 shares of our common stock issued and outstanding. As of the date of this amended registration statement, only 281,313 of these shares may be sold without restriction. This is because all such 281,313 shares have been issued and outstanding for as long as 20 years. As to the additional 5,000,000 "restricted" shares currently issued and outstanding, these shares were issued pursuant to the Section 4(2) exemption from registration and in consideration for the execution of a certain mining lease acquisition agreement. See Exhibit 10(i) hereto and the discussion elsewhere in this document concerning the subject mining lease. At present, none of the officers and directors of the Company own or control any shares that are not "restricted" or which do NOT bear a restrictive legend. Valley High currently has no outstanding warrants, options, incentive stock option or employee compensation plans of any kind or nature. At the same time, and though there are currently no plans to do so, no assurance can be given that such derivative securities will not be issued in the future.

We intend to make an application to the National Association of Securities Dealers, Inc. (NASD) for our shares to be quoted on the OTC Bulletin Board. Our application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 promulgated by the Commission under the Securities Exchange Act of 1934, as amended ("'34 Act"). Inclusion on the OTC Bulletin Board permits price quotations for our shares to be published by such service. Except for the decision to apply to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person, including any securities broker-dealer or anyone associated with a broker-dealer, concerning the development of a trading market in our common capital stock.

Of the 5,281,313 shares issued and outstanding, 5,000,000 or approximately 94.7% of such shares are deemed "restricted" and are held by insiders and affiliates. At the same time, those 281,313 shares that are not "restricted" have been issued and outstanding for as long as 20 years. As to the shares recently issued to North Beck Joint Venture, LLC, such shares are subject to an Investment Letter and none of such shares are eligible for transfer or resale in the absence of an effective registration statement covering such shares, or an available exemption, all as contemplated in Item 201(a)(2) of Regulation S-B. See also Item 4 below.

Holders

According to our stock transfer agent, Atlas Stock Transfer Corp., as of the date of this amended registration statement, there were 1,153 holders of record of our common capital stock.

Dividend Policy

We have not declared or paid cash dividends or made distributions in the past and we do not anticipate that it will pay cash dividends or make distributions to shareholders in the foreseeable future. We currently intend to retain and invest future earnings, if any, to finance our operations. The payment of any future dividends will be at the sole discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, our financial condition and general business conditions. As a result, there can be no assurance that any dividends on common stock will be paid in the future.

ITEM 2. Legal Proceedings

There are presently no pending legal proceedings to which the Company or any officer, director or major stockholder is a party or to which any of our mineral claims is subject and, to the best of our knowledge, information and belief, no such actions against us are contemplated or threatened.

Since late 2001, the Environmental Protection Agency (EPA) declared the Eureka, Utah, area a Super-Fund site and the EPA has since been involved in the clean-up of lead contamination in the area, specifically, the locality adjacent to the North Beck Claims. Our president, however, never received any indication from the EPA or any state or federal governmental authorities that these clean-up or remediation efforts on the part of the EPA involve, or would involve, our mineral claims, particularly when, to management's knowledge, there are no significant mineral tailings on our mineral claims, no actual mineral production is known to have ever taken place on the mineral claims, and when no smelter activities have ever been undertaken on our mineral claims. Put another way, no formal or other notice has been received from the EPA or anyone else of any potential liability for past mining activity on the North Beck Claims. Having said this, our president has recently given the EPA, at the EPA's request, permission to access or enter upon the North Beck Claims in order to re-pave or re-grade an access road that runs parallel to the main highway out of Eureka. Management believes that this will be a significant improvement to the mineral claims, an improvement which shall be at no cost to either North Beck or us. Recently, we have learned that the EPA is completing its clean-up and remediation efforts in the Eureka, Utah, area for which we are informed that it spent approximately $40 million. We believe that these substantial clean-up efforts on the part of the EPA result in a far more favorable environment for mineral exploration activity in and around Eureka than in the more recent past.

In the mining lease agreement attached to our original registration statement as Ex. 10(i), North Beck Joint Venture, LLC, the lessor, specifically indemnifies and holds us harmless from any environmental liability created or occurring prior to the date of the April 19, 2004, lease agreement. Accordingly, were the EPA to go after or pursue North Beck Joint Venture for reimbursement of any clean-up costs (something that is believed to be extremely doubtful), the Company would have no exposure or other liability in that regard.

ITEM 3. Changes in and Disagreements With Accountants.

In mid-2004, the Board of Directors authorized the engagement of Pritchett Siler & Hardy as our independent auditors. Since the hiring of Pritchett Siler & Hardy to undertake an audit of us for inclusion in this Form 10-SB/A registration statement, as amended, there have been no disagreements with our accountants with regard to either the application of accounting principles as to any specific transaction, either completed or proposed, or the type of audit opinion that would be rendered on our financial statements.

ITEM 4. Recent Sales of Unregistered Securities.

Other than the 5,000,000 "restricted" shares issued to North Beck Joint Venture, LLC, as mining lease consideration pursuant to the Section 4(2) exemption from federal registration and the Section 14(2)(n) exemption from state registration under Utah law, we have NOT issued any shares to anyone since the 1980's. See Item 1 of Part I above titled "History of the Company." These state and federal exemptions were available to us because the transaction with North Beck Joint Venture, LLC, was a private transaction between us and it and thus, it did not involve a "public offering" of our securities.

According to our books and records in management's possession, it also does NOT appear that any shares of our stock were issued for services rendered and instead, full consideration was always paid for what stock that was issued. Of the 5,281,313 common capital shares currently issued and outstanding, 5,000,000 shares are deemed "restricted." These shares, all of which were issued after April 19, 2004 in exchange for the lease of the North Beck Claims, currently represent just under 95% of our total number of issued and outstanding shares. As a result, none of such 5,000,000 shares is eligible for transfer and sale under Rule 144 or otherwise, particularly in the absence of an effective registration statement covering such shares.

ITEM 5. Indemnification of Directors and Officers.

In reliance on applicable provisions of the Nevada Revised Statutes such as NRS 78.7502 titled "Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions" and NRS 78.751 titled "Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses," and to the full extent otherwise permitted under Nevada law, our Articles of Incorporation and By-laws contemplate full indemnification of our officers, directors and other agents against certain liabilities. This means that officers, directors and other agents of the Company may not be liable to shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law. Officers and directors are also indemnified generally against expenses actually and reasonably incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty and in any criminal matter, and had reasonable cause to believe that their conduct was not unlawful. See our Articles of Incorporation and By-laws attached to this Form 10-SB and incorporated in this document by reference as Exhibits 3.1(iii) and 3.2, respectively. Though officers and directors are accountable to the Company as fiduciaries, which means that officers and directors are required to exercise good faith and integrity in handling Company affairs, purchasers of the securities registered hereby should be on notice that they may have a more limited right of action as a result of these various indemnification provisions than they might otherwise have.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be conferred upon officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Valley High does not have any directors' or officers' liability insurance nor does it have any plans to obtain any.

                           PART F/S

The financial statements of Valley High are included in this report beginning on page F-1.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                       FINANCIAL STATEMENTS

                       For the years ended

             DECEMBER 31, 2004 and December 31, 2003

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]




                             CONTENTS

                                                                     PAGE

           Report of Independent Registered Public
             Accounting Firm                                          F-1

           Balance Sheets, December 31, 2004 and 2003                 F-2


           Statements of Operations, for the years ended
             December 31, 2004 and  2003 and for the
             period from re-entering of exploration stage
             on April 19, 2004 through December 31, 2004              F-3

           Statement of Stockholders' Equity (Deficit),
             from December 31, 2002 through
             December 31, 2004                                        F-4

           Statements of Cash Flows,  for the years ended
             December 31, 2004 and  2003 and for the
             period from re-entering of exploration stage
             on April 19, 2004 through December 31, 2004              F-5

           Notes to Financial Statements                       F-6 - F-10

    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
VALLEY HIGH MINING COMPANY
Salt Lake City, Utah

We have audited the accompanying balance sheets of Valley High Mining Company [an exploration stage company] at December 31, 2004 and 2003, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2004 and 2003 and for the period from the re-entering of exploration stage on April 19, 2004 through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Valley High Mining Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 and for the period from the re-entering of exploration stage on April 19, 2004 through December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has incurred losses since its inception, has no on-going operations and has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As described in Note 8 to the financial statements, Valley High Mining Company has restated its financial statements for the years ended December 31, 2004 and
2003 to adjust the valuation of certain common stock issuances.

/s/Pritchett, Siler & Hardey, P.C.

PRITCHETT, SILER, & HARDY, P.C.

Salt Lake City, Utah
April 18, 2005, except for Note 8,
as to which the date is November 23, 2005

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                          BALANCE SHEETS


                              ASSETS


                                                   December 31,  December 31,
                                                       2004          2003
                                                   ___________   ___________
CURRENT ASSETS:
  Cash                                             $        83   $         -
                                                   ___________   ___________
        Total Current Assets                                83             -
                                                   ___________   ___________
                                                   $        83   $         -
                                                   ===========   ===========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable                                 $         -   $         -
  Related party advances                                 4,422             -
                                                   ___________   ___________
        Total Current Liabilities                        4,422             -
                                                   ___________   ___________

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $.001 par value,
   50,000,000 shares authorized,
   5,281,313 and 281,313 shares
   issued and outstanding at December 31,
   2004 and 2003, respectively                           5,281           281
  Capital in excess of par value                       746,093       751,093
  Retained deficit                                    (751,374)     (751,374)
  Deficit accumulated during the
   exploration stage                                    (4,339)            -
                                                   ___________   ___________
        Total Stockholders' Equity (Deficit)            (4,339)            -
                                                   ___________   ___________
                                                   $        83   $         -
                                                   ===========   ===========


The accompanying notes are an integral part of these financial statements.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                     STATEMENTS OF OPERATIONS
                                                                    From the
                                                                  Re-entering
                                                                of Exploration
                                                                    Stage on
                                               For the Year     April 19, 2004
                                             Ended December 31,     Through
                                         ______________________   December 31,
                                             2004       2003          2004
                                         __________  __________  ____________

REVENUE                                  $        -  $        -  $          -
                                         __________  __________  ____________
EXPENSES:
  General and administrative                  4,339           -         4,339
                                         __________  __________  ____________

LOSS FROM OPERATIONS                         (4,339)          -        (4,339)
                                         __________  __________  ____________

CURRENT TAX EXPENSE                               -           -             -

DEFERRED TAX EXPENSE                              -           -             -
                                         __________  __________  ____________

NET LOSS                                 $   (4,339) $        -  $     (4,339)
                                         __________  __________  ____________
LOSS PER COMMON SHARE                    $     (.00) $        -  $       (.00)
                                         __________  __________  ____________


The accompanying notes are an integral part of these financial statements.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

           STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

              FOR THE PERIOD FROM DECEMBER 31, 2002

                    THROUGH DECEMBER, 31, 2004

                                                                    Deficit
                                                                  Accumulated
                           Common Stock     Capital in             During the
                     ____________________    Excess of  Retained  Exploration
                     Shares        Amount    Par Value  (Deficit)     Stage
                     _________  _________    _________ __________ ____________
BALANCE,
December 31, 2002      281,313  $     281    $ 751,093 $ (751,374)          -

Net loss for the
year ended
December 31, 2003            -          -            -          -           -
                     _________  _________    _________ __________ ___________
BALANCE,
December 31, 2003      281,313        281      751,093   (751,374)          -

Net loss for the
period ended
April 19, 2004               -          -            -          -           -
                     _________  _________    _________ __________ ___________
BALANCE,
April 19, 2004         281,313        281      751,093   (751,374)          -

Share issued to
acquire mining claims
lease valued at
shareholder carryover
basis of $0, April   5,000,000      5,000       (5,000)         -           -

Net loss for the
period ended
December 31, 2004            -          -            -          -      (4,339)
                     _________  _________    _________ __________ ___________
BALANCE,
December 31, 2004    5,281,313  $   5,281    $ 746,093 $ (751,374)$    (4,339)
                     _________  _________    _________ __________ ___________


The accompanying notes are an integral part of this financial statement.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                     STATEMENTS OF CASH FLOWS

                                                                    From the
                                                                  Re-entering
                                                                of Exploration
                                                                    Stage on
                                               For the Year     April 19, 2004
                                             Ended December 31,     Through
                                         ______________________   December 31,
                                             2004       2003          2004
                                         __________  __________  ____________
Cash Flows from Operating Activities:
  Net loss                                   (4,339)                   (4,339)
  Adjustments to reconcile net loss to net
    cash used by operating activities:
    Change in assets and liabilities:
      Increase in accounts payable                -           -             -
                                         __________  __________  ____________
        Net Cash Provided (Used) by
        Operating Activities                 (4,339)          -        (4,339)
                                         __________  __________  ____________
Cash Flows from Investing Activities:

        Net Cash (Used) by
          Investing Activities                    -           -             -
                                         __________  __________  ____________
Cash Flows from Financing Activities:
  Proceeds from common stock issuance             -           -             -
  Proceeds from related party advances        4,422                     4,422
  Stock offering costs                            -           -             -
                                         __________  __________  ____________
        Net Cash Provided by
          Financing Activities                4,422           -         4,422
                                         __________  __________  ____________
Net Increase in Cash                             83           -            83

Cash at Beginning of Period                       -           -             -
                                         __________  __________  ____________
Cash at End of Period                    $       83  $        -  $         83
                                         __________  __________  ____________

Supplemental Disclosures of Cash Flow Information:
  Cash paid during the periods for:
    Interest                             $        -  $        -  $          -
    Income taxes                         $        -  $        -  $          -

Supplemental Schedule of Non-cash Investing and Financing Activities:
  For the year ended December 31, 2004:
     The Company issued 5,000,000 shares of common stock to acquire mining claim rights which have been valued at the shareholder carryover basis of $-0-.

  For the year ended December 31, 2003:
     None


The accompanying notes are an integral part of these financial statements.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization - Valley High Mining Company ("the Company") was organized under the laws of the State of Utah on November 14, 1979 as Valley High Oil, Gas & Minerals, Inc. The Company was suspended for failure to file annual reports. In December 2001, all required reports were filed and the Company was reinstated. In April 2004, the Company merged with Valley High Mining Company, a Nevada corporation incorporated on February 27, 2004. The Nevada corporation became the surviving entity. In April 2004, the Company acquired mining claims from North Beck Joint Ventures, LLC, for 5,000,000 shares of the Company's common stock. The mining claims cover approximately 470 acres located in the Tintic Mining District, Juab County, Utah. The Company is currently unable to estimate the length of time necessary to initiate an exploration stage program and has no assurance that a commercially viable ore body exists in its properties until appropriate geological work and testing of the mineralized areas can support an economically feasible evaluation which the Company is unable to perform due to a lack of working capital. The Company is considered to have re-entered into the exploration stage on April 19, 2004. The Company has not generated any revenues and is considered to be an exploration stage company according to the provisions of Industry Guide 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

     Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

     Mining Properties - Upon determination of the existence of a commercially minable deposit, the Company will capitalize pre-operating and mine development costs including acquisition costs relating to the deposits. The Company periodically reviews its mining property for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

     Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach for accounting for income taxes.

     Loss Per Share - The Company computes loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which requires the Company to present basic and dilutive loss per share when the effect is dilutive [See Note 6].

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

     Recently Enacted Accounting Standards - Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67", SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29", SFAS No. 123 (revised 2004), "Share-Based Payment", and SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3", were recently issued. SFAS No. 151, 152, 153, 123 (revised 2004) and 154 have no current applicability to the Company or their effect on the financial statements would not have been significant.

     Restatement - The financial statements have been restated for all periods presented to reflect a 1-for-35 reverse stock split effected by the Company on April 16, 2004 [See Note 2].

NOTE 2 - CAPITAL STOCK

     Common Stock - The Company has authorized 50,000,000 shares of common stock with a par value of $.001. At December 31, 2004 and December 31, 2003, respectively, the Company had 5,281,313 and 281,313 shares issued and outstanding.

     In April 2004, the Company issued 5,000,000 shares of common stock. The shares were issued for a mining claims lease valued at shareholder carryover basis of $0.

     Stock Split - On April 16, 2004 the Company effected a 1-for-35 reverse stock split. The financial statements for all periods presented have been restated to reflect the stock split.

NOTE 3 - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. The Company has available at December 31, 2004, an operating loss carryforward of approximately $4,339, which may be applied against future taxable income and which expires in various years through 2024.

     The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $650 and $0 as of December 31, 2004 and December 31, 2003, respectively, with an offsetting valuation allowance of the same amount. The change in the valuation allowance during the twelve months ended December 31, 2004 is approximately $650.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                  NOTES TO FINANCIAL STATEMENTS


NOTE 4 - GOING CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since inception and currently has no on-going operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 5 - RELATED PARTY TRANSACTIONS

     Management Compensation - For the years ended December 31, 2004 and 2003, the Company did not pay any compensation to any officer or director of the Company.

     Office Space - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his office as a mailing address, as needed, at no expense to the Company.

     Related Party Advances - An officer/shareholder of the Company has made advances to the Company and has directly paid expenses on behalf of the Company. At December 31, 2004 and December 31, 2003, respectively, the Company owed the shareholder $4,422 and $0. The advances bear no interest and are due on demand.

     Mining Claims Lease - In April 2004 the Company acquired a mining claims lease from North Beck Joint Ventures, LLC, for 5,000,000 shares of the Company's common stock. The mining claims cover approximately 470 acres located in the Tintic Mining District, Juab County, Utah. The lease has been recorded on the books at $-0- which is the carryover basis of the lease to the related entity. The lease has an initial 5-year term but is renewable so long as the Company expends a minimum of $15,000 in exploration, development or other costs in each 5-year period.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                  NOTES TO FINANCIAL STATEMENTS


NOTE 6 - LOSS PER SHARE

     The following data show the amounts used in computing loss per share for the periods presented:
                                                                   From the
                                                                 Re-entering
                                                               of Exploration
                                                                   Stage on
                                             For the Year       April 19, 2004
                                          Ended December 31,       Through
                                         ______________________   December 31,
                                             2004      2003          2004
                                         __________  __________  ____________

  Loss from operations available to
    common shareholders (numerator)      $   (4,339) $        -  $    (4,339)
                                         __________  __________  ____________
  Weighted average number of common
    shares outstanding during the period
    used in loss per share (denominator)  3,778,581     281,313     5,281,313
                                         __________  __________  ____________

  Dilutive loss per share was not presented, as the Company had no common equivalent shares for all periods presented that would affect the computation of diluted loss per share.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

  Contingent Liabilities - The Company has not been active for 20 years, since it discontinued its energy related and real estate operations. Management believes that there are no valid outstanding liabilities from prior operations. If a creditor were to come forward and claim a liability, the Company has committed to contest the claim to the fullest extent of the law. Due to various statutes of limitations and because the likelihood that a 20-year old liability would not still be valid, no amount has been accrued in these financial statements for any such contingencies. Further, some accounting and other records were lost during the years of inactivity. Between 1983 and 1985 there were 18,440 shares of common stock issued for which the exact date of issuance and valuation is not known. Management has estimated that these shares had a fair market value of $0.02 and $0.03 at time of issuance. The possibility exists that if the valuation is wrong then additional paid-in capital and retained deficit could be understated. Management does not believe that this possible misstatement would be material to the Company.

  Mining Lease Agreement - In April 2004 the Company entered into a mining claims lease with North Beck Joint Ventures, LLC, which has an initial 5 year term but may be renewed for successive 5 year periods. Under this leasing agreement the Company shall perform exploration, mining, development, production, processing or any other activity which benefits the leased premises at a minimum cost of $15,000 for each successive five-year term. All costs expended for work in excess of $15,000 for any five-year term shall accrue and be applied to the work commitment for the next successive five-year term only. However, the maximum amount that can so accrue for the next succeeding lease term shall be no more than $15,000. If the Company does not perform work in the amount of the entire $15,000 minimum expenditure, the Company shall pay lessor the amount of any such shortage in cash. The Company also has agreed to pay the Lessor a 3.5% net smelter production royalty on all mineral bearing ores. As part of the agreement the Company is receiving a $30,000 credit which will apply against the production royalty payments.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE   8   RESTATEMENT

  The Company has restated its financial statements for the years ended December 31, 2004 and 2003. Certain stock issuances during the years 1980 through 1985 were not properly recognized and accounted for in the original financial statements.

  At December 31, 2004 and 2003, this restatement had no effect on total assets or total liabilities, nor did it have any effect on net income
  (loss) or earnings per share for any period presented. The effect of adjusting the valuation of these stock issuances was to increase additional paid in capital and to increase retained deficit.

  The following table highlights the significant areas of change from those previously reported:

                                        Year Ended December 31, 2004
                                  _________________________________________
                                  As previously
                                    Reported        Restated
                                   December 31,    December 31,
                                      2004            2004          Change
                                  ____________    ____________ ____________
  Total assets                    $         83    $         83 $          -
                                  ____________    ____________ ____________
  Net income (loss)               $     (4,339)   $     (4,339)$          -
                                  ____________    ____________ ____________
  Basic earnings per share        $      (0.01)   $      (0.01)$          -
                                  ____________    ____________ ____________
  Capital in excess of par value  $    120,037    $    746,093 $    626,056
                                  ____________    ____________ ____________
  Deficit accumulated during the
    exploration stage             $   (125,318)   $   (751,374)$   (626,056)
                                  ____________    ____________ ____________


                                        Year Ended December 31, 2003
                                  _________________________________________
                                  As previously
                                    Reported        Restated
                                   December 31,    December 31,
                                      2003            2003          Change
                                  ____________    ____________ ____________
  Total assets                    $          -    $          - $          -
                                  ____________    ____________ ____________
  Net income (loss)               $          -    $          - $          -
                                  ____________    ____________ ____________
  Basic earnings per share        $          -    $          - $          -
                                  ____________    ____________ ____________
  Capital in excess of par value  $    125,037    $    751,093 $    626,056
                                  ____________    ____________ ____________
  Deficit accumulated during the
    exploration stage             $   (125,318)   $   (751,374)$   (626,056)
                                  ____________    ____________ ____________
                                F-10

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

             UNAUDITED CONDENSED FINANCIAL STATEMENTS

                     For the Six Months Ended

                          June 30, 2005

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]




                             CONTENTS

                                                                      PAGE

     Unaudited Condensed Balance Sheets, June 30, 2005 and December
     31, 2004                                                           F-2

     Unaudited Condensed Statements of Operations, for the six months ended June 30, 2005 and 2004 and for the period from re-entering
     of exploration stage on April 19, 2004 through June 30, 2005       F-3

     Unaudited Condensed Statements of Cash Flows, for the six
     months ended June 30, 2005 and 2004 and for the period from re-entering of exploration stage on April 19, 2004 through June
     30, 2005                                                           F-4

     Notes to Unaudited Condensed Financial Statements            F-5 - F-9

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                UNAUDITED CONDENSED BALANCE SHEETS


                              ASSETS


                                                                 June 30,
                                                                   2005
                                                               ___________
CURRENT ASSETS:
  Cash                                                         $        10
                                                               ___________
        Total Current Assets                                            10
                                                               ___________
                                                               $        10
                                                               ___________


                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES:
  Accounts payable                                             $         -
  Related party advances                                             6,867
                                                               ___________
        Total Current Liabilities                                    6,867
                                                               ___________

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $.001 par value,
   50,000,000 shares authorized,
   5,281,313 shares issued
   and outstanding                                                   5,281
  Capital in excess of par value                                   746,093
  Retained deficit                                                (751,374)
  Deficit accumulated during the
   exploration stage                                                (6,857)
                                                                ___________
        Total Stockholders' Equity (Deficit)                        (6,857)
                                                               ___________
                                                               $        10
                                                               ___________




The accompanying notes are an integral part of these unaudited financial statements.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

           UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

                                                                 From the
                                                               Re-entering
                                                              of Exploration
                                                                 Stage on
                                      For the Six Months       April 19, 2004
                                         Ended June 30,           Through
                                   ______________________         June 30,
                                      2005        2004              2005
                                   __________  __________      _____________
REVENUE                            $        -  $        -      $           -
                                   __________  __________      _____________
EXPENSES:
  General and administrative            2,518       4,277              6,857
                                   __________  __________      _____________

LOSS FROM OPERATIONS                   (2,518)     (4,277)            (6,857)
                                   __________  __________      _____________

CURRENT TAX EXPENSE                         -           -                  -

DEFERRED TAX EXPENSE                        -           -                  -
                                   __________  __________      _____________

NET LOSS                           $   (2,518) $   (4,277)     $      (6,857)
                                   __________  __________      _____________
LOSS PER COMMON SHARE              $     (.00) $     (.00)     $        (.00)
                                   __________  __________      _____________



The accompanying notes are an integral part of these unaudited financial statements.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

           UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

                                                                 From the
                                                               Re-entering
                                                              of Exploration
                                                                 Stage on
                                         For the Six Months    April 19, 2004
                                            Ended June 30,        Through
                                      ______________________      June 30,
                                         2005        2004           2005
                                      __________  __________   _____________

Cash Flows from Operating Activities:
  Net loss                            $   (2,518) $   (4,277)  $      (6,857)
    cash used by operating activities:
    Change in assets and liabilities:
      Increase in accounts payable             -           -               -
                                      __________  __________    ____________
       Net Cash Provided (Used) by
       Operating Activities               (2,518)     (4,277)         (6,857)
                                      __________  __________    ____________
Cash Flows from Investing Activities:

        Net Cash (Used) by
          Investing Activities                 -           -               -
                                      __________  __________   _____________
Cash Flows from Financing Activities:
  Proceeds from related party advances     2,445       4,422           6,867
                                      __________  __________   _____________
        Net Cash Provided by
          Financing Activities             2,445       4,422           6,867
                                      __________  __________   _____________
Net Increase (Decrease) in Cash              (73)        145              10

Cash at Beginning of Period                   83           -               -
                                      __________  __________   _____________
Cash at End of Period                 $       10  $      145   $          10
                                      __________  __________   _____________

Supplemental Disclosures of Cash Flow Information:
  Cash paid during the periods for:
    Interest                          $        -  $        -   $           -
    Income taxes                      $        -  $        -   $           -

Supplemental Schedule of Non-cash Investing and Financing Activities:
  For the six months ended June 30, 2005:
     None

  For the six months ended June 30, 2004:
     None

  For the twelve months ended December 31, 2004:
     The Company issued 5,000,000 shares of common stock to acquire mining claim rights which have been valued at the shareholder carryover basis of $-0-.


The accompanying notes are an integral part of these unaudited financial statements.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

        NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization - Valley High Mining Company ("the Company") was organized under the laws of the State of Utah on November 14, 1979 as Valley High Oil, Gas & Minerals, Inc. The Company was suspended for failure to file annual reports. In December 2001, all required reports were filed and the Company was reinstated. In April 2004, the Company merged with Valley High Mining Company, a Nevada corporation incorporated on February 27, 2004. The Nevada corporation became the surviving entity. In April 2004, the Company acquired mining claims from North Beck Joint Ventures, LLC, for 5,000,000 shares of the Company's common stock. The mining claims cover approximately 470 acres located in the Tintic Mining District, Juab County, Utah. The Company is currently unable to estimate the length of time necessary to initiate an exploration stage program and has no assurance that a commercially viable ore body exists in its properties until appropriate geological work and testing of the mineralized areas can support an economically feasible evaluation which the Company is unable to perform due to a lack of working capital. The Company is considered to have re-entered into the exploration stage on April 19, 2004. The Company has not generated any revenues and is considered to be an exploration stage company according to the provisions of Industry Guide 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

     Condensed Financial Statements   The accompanying financial statements
     have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2005 and 2004 and for the periods then ended have been made.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2004 audited financial statements. The results of operations for the periods ended June 30, 2005 and 2004 are not necessarily indicative of the operating results for the full year.

     Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

     Mining Properties   Upon determination of the existence of a
     commercially minable deposit, the Company will capitalize pre-operating and mine development costs including acquisition costs relating to the deposits. The Company periodically reviews its mining property for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

     Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach for accounting for income taxes.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

        NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

     Loss Per Share - The Company computes loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which requires the Company to present basic and dilutive loss per share when the effect is dilutive [See Note 6].

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

     Recently Enacted Accounting Standards - Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67", SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29", SFAS No. 123 (revised 2004), "Share-Based Payment", and SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3", were recently issued. SFAS No. 151, 152, 153, 123 (revised 2004) and 154 have no current applicability to the Company or their effect on the financial statements would not have been significant.

     Restatement - The financial statements have been restated for all periods presented to reflect a 1-for-35 reverse stock split effected by the Company on April 16, 2004 [See Note 2].

NOTE 2 - CAPITAL STOCK

     Common Stock - The Company has authorized 50,000,000 shares of common stock with a par value of $.001. At June 30, 2005 and December 31, 2004, respectively, the Company had 5,281,313 and 5,281,313 shares issued and outstanding.

     In April 2004, the Company issued 5,000,000 shares of common stock. The shares were issued for a mining claims lease valued at shareholder carryover basis of $0.

     Stock Split - On April 16, 2004 the Company effected a 1-for-35 reverse stock split. The financial statements for all periods presented have been restated to reflect the stock split.

NOTE 3 - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. The Company has available at June 30, 2005, an operating loss carryforward of approximately $6,850, which may be applied against future taxable income and which expires in various years through 2025.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

        NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 3 - INCOME TAXES [Continued]

     The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $1,030 and $650 as of June 30, 2005 and December 31, 2004, respectively, with an offsetting valuation allowance of the same amount. The change in the valuation allowance during the six months ended June 30, 2005 is approximately $380.

NOTE 4 - GOING CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since inception and currently has no on-going operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 5 - RELATED PARTY TRANSACTIONS

     Management Compensation - For the six months ended June 30, 2005 and 2004, the Company did not pay any compensation to any officer or director of the Company.

     Office Space - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his office as a mailing address, as needed, at no expense to the Company.

     Related Party Advances - An officer/shareholder of the Company or entities related to an officer/shareholder of the Company has made advances to the Company and has directly paid expenses on behalf of the Company. At June 30, 2005 and December 31, 2004, respectively, the Company owed the related parties $6,867 and $4,422. The advances bear no interest and are due on demand.

     Mining Claims Lease - In April 2004 the Company acquired a mining claims lease from North Beck Joint Ventures, LLC, for 5,000,000 shares of the Company's common stock. The mining claims cover approximately 470 acres located in the Tintic Mining District, Juab County, Utah. The lease has been recorded on the books at $-0- which is the carryover basis of the lease to the related entity. The lease has an initial 5-year term but is renewable so long as the Company expends a minimum of $15,000 in exploration, development or other costs in each 5-year period.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

        NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


NOTE 6 - LOSS PER SHARE

     The following data show the amounts used in computing loss per share for the periods presented:
                                                                  From the
                                                                Re-entering
                                                               of Exploration
                                                                  Stage on
                                          For the Six Months  April 19, 2004
                                            Ended June 30,         Through
                                         ______________________    June 30,
                                             2005      2004          2005
                                         __________  __________ _____________

  Loss from operations available to
    common shareholders (numerator)      $  ( 2,518) $   (4,277)$      (6,857)
                                         __________  __________ _____________
  Weighted average number of common
    shares outstanding during the period
    used in loss per share (denominator)  5,281,313   5,281,313     5,281,313
                                         __________  __________ _____________

     Dilutive loss per share was not presented, as the Company had no common equivalent shares for all periods presented that would affect the computation of diluted loss per share.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

     Contingent Liabilities - The Company has not been active for 20 years, since it discontinued its energy related and real estate operations. Management believes that there are no valid outstanding liabilities from prior operations. If a creditor were to come forward and claim a liability, the Company has committed to contest the claim to the fullest extent of the law. Due to various statutes of limitations and because the likelihood that a 20-year old liability would not still be valid, no amount has been accrued in these financial statements for any such contingencies. Further, some accounting and other records were lost during the years of inactivity. Between 1983 and 1985 there were 18,440 shares of common stock issued for which the exact date of issuance and valuation is not known. Management has estimated that these shares had a fair market value of $0.02 and $0.03 at time of issuance. The possibility exists that if the valuation is wrong then additional paid-in capital and retained deficit could be understated. Management does not believe that this possible misstatement would be material to the Company.

     Mining Lease Agreement - In April 2004 the Company entered into a mining claims lease with North Beck Joint Ventures, LLC, which has an initial 5 year term but may be renewed for successive 5 year periods. Under this leasing agreement the Company shall perform exploration, mining, development, production, processing or any other activity which benefits the leased premises at a minimum cost of $15,000 for each successive five-year term. All costs expended for work in excess of $15,000 for any five-year term shall accrue and be applied to the work commitment for the next successive five-year term only. However, the maximum amount that can so accrue for the next succeeding lease term shall be no more than $15,000. If the Company does not perform work in the amount of the entire $15,000 minimum expenditure, the Company shall pay lessor the amount of any such shortage in cash. The Company also has agreed to pay the Lessor a 3.5% net smelter production royalty on all mineral bearing ores. As part of the agreement the Company is receiving a $30,000 credit which will apply against the production royalty payments.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE   8   RESTATEMENT

       The Company has restated its financial statements for the periods ended June 30, 2005 and 2004. Certain stock issuances during the years 1980 through 1985 were not properly recognized and accounted for in the original financial statements.

       At June 30, 2005 and 2004, this restatement had no effect on total assets or total liabilities, nor did it have any effect on net income
       (loss) or earnings per share for any period presented. The effect of adjusting the valuation of these stock issuances was to increase additional paid in capital and to increase retained deficit.

       The following table highlights the significant areas of change from those previously reported:

                                        Period Ended June 30, 2005
                               _________________________________________
                               As previously
                                 Reported      Restated
                                 June 30,      June 30,
                                   2005          2005         Change
                               ____________  ____________   ____________
  Total assets                 $         10  $         10   $          -
                               ____________  ____________   ____________
  Net income (loss)            $     (2,518) $     (2,518)  $          -
                               ____________  ____________   ____________
  Basic earnings per share     $      (0.00) $      (0.00)  $          -
                               ____________  ____________   ____________
  Capital in excess of par
  value                        $    120,037  $    746,093   $    626,056
                               ____________  ____________   ____________
  Deficit accumulated during
  the exploration stage        $   (125,318) $   (751,374)  $   (626,056)
                               ____________  ____________   ____________


                                      Year Ended December 31, 2004
                               _________________________________________
                               As previously
                                 Reported      Restated
                                December 31,  December 31,
                                   2004          2004           Change
                               ____________   ____________  ____________
  Net income (loss)            $     (4,339)  $     (4,339) $          -
                               ____________   ____________  ____________
  Basic earnings per share     $      (0.01)  $      (0.01) $          -
                               ____________   ____________  ____________

                            PART III

ITEM 1. Index to Exhibits.

The Exhibits listed and described in the following Item were filed as a part of our original Registration Statement.

ITEM 2. Description of Exhibits.


Exhibit
Number           Description***

3.1(i) Original Articles of Incorporation of the Company filed with the State of Utah on November 14, 1979*

3.1(ii) Certificate of Amendment to original Articles of Incorporation filed with and accepted by the State of Utah on February 21, 1985*


3.1(iii) Articles of Incorporation of the Company's wholly owned Nevada subsidiary filed with the Nevada Secretary of State on February 27, 2004 and the Certificate of Acceptance of Appointment by Resident Agent*

3.1(iv) Articles of Merger filed with and accepted by both the State of Nevada and the State of Utah (including the Agreement and Plan of Merger as Exhibit "A" thereto)*

3.2       By-laws*

4.1       Specimen stock certificate*

10(i) April 19, 2004, Mining Lease Agreement by and between the Company and North Beck Joint Venture, LLC and accompanying Investment Letter*

10(ii) Deed evidencing North Beck Joint Venture, LLC's title to the North Beck Mining Claims*

99.1 March 12, 2004, Notice of Meeting and cover letter sent to shareholders advising of the proposed change of domicile transaction and the giving of dissenters' rights of appraisal*

99.2      Unanimous Consent Resolutions of the Directors of both Valley
          High -Utah and Valley High -Nevada and unanimous written consent to shareholder action by sole shareholder of Valley High--Nevada*

99.3 May 5, 2004 Stock Purchase Agreement by and between Jack Coombs and George Fehr**

99.4 May 5, 2004 Stock Purchase Agreement by and between George Cayias and Eloise Fehr**

99.5      Consent of Mr. Bruce Yeomans**



* These exhibits were attached to our original Registration Statement on Form 10-SB and are incorporated herein by reference.

** These exhibits were attached to our second amended registration statement on Form 10-SB and are incorporated by reference.

*** Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                          SIGNATURES

In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this third amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                  VALLEY HIGH MINING COMPANY
                         (Registrant)



Dated: November 23, 2005



                      By:   /S/ John Michael Coombs
                      -------------------------------------------
                      John Michael Coombs, Chairman of the
                      Board, President, CEO, Secretary/Treasurer,
                      and Chief Financial Officer (CFO)